UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2016

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2016

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended
	March 31,
	2016	2015
	$	$
Revenues	641,108	545,862

Voyage expenses	(31,590)	(25,670)
Vessel operating expenses	(215,861)	(184,203)
Time-charter hire expense	(39,603)	(24,927)
Depreciation and amortization	(144,157)	(112,704)
General and administrative expenses	(32,967)	(37,954)
Asset impairments (note 6b)	—	(15,496)
(Loss) gain on sale of vessels, equipment and other assets (note 6a)	(27,619)	1,643
Restructuring charges (note 11)	(13,986)	(9,126)

Income from vessel operations	135,325	137,425

Interest expense	(72,203)	(51,346)
Interest income	1,322	1,530
Realized and unrealized loss on non-designated derivative instruments (note 13)	(107,621)	(83,386)
Equity income	15,417	20,749
Foreign exchange (loss) gain (note 7 and 13)	(10,514)	17,510
Other income - net	150	375

Net (loss) income before income taxes	(38,124)	42,857
Income tax (expense) recovery (note 14)	(1,076)	995

Net (loss) income	(39,200)	43,852
Less: Net income attributable to non-controlling interests	(9,584)	(53,616)

Net loss attributable to shareholders of Teekay Corporation	(48,784)	(9,764)

Per common share of Teekay Corporation (note 15)
• Basic loss attributable to shareholders of Teekay Corporation	(0.67)	(0.13)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.67)	(0.13)
• Cash dividends declared	0.0550	0.3163
Weighted average number of common shares outstanding (note 15)
• Basic	72,742,426	72,549,068
• Diluted	72,742,426	72,549,068

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2016	2015
	$	$
Net (loss) income	(39,200)	43,852

Other comprehensive (loss) income:
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on marketable securities	35	(212)
Unrealized loss on qualifying cash flow hedging instruments	(25,646)	(972)
Pension adjustments, net of taxes	222	(92)
Foreign exchange gain (loss) on currency translation	131	(479)
Amounts reclassified from accumulated other comprehensive loss to equity income:
Realized loss on qualifying cash flow hedging instruments	929	362

Other comprehensive loss	(24,329)	(1,393)

Comprehensive (loss) income	(63,529)	42,459
Less: Comprehensive loss (income) attributable to non-controlling interests	6,966	(53,210)

Comprehensive loss attributable to shareholders of Teekay Corporation	(56,563)	(10,751)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share amounts)

	As at	As at
	March 31,	December 31,
	2016	2015
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	658,158	678,392
Restricted cash	17,575	61,818
Accounts receivable, including non-trade of $19,413 (2015 - $12,305) and related party balance of $48,083 (2015 - $65,936)	443,487	395,013
Assets held for sale (note 6a)	—	55,450
Net investment in direct financing leases (note 5)	24,314	26,542
Prepaid expenses and other	101,727	95,222
Current portion of loans to equity-accounted investees	8,544	7,127
Current portion of derivative assets (note 13)	990	80

Total current assets	1,254,795	1,319,644

Restricted cash - non-current	116,549	114,619

Vessels and equipment (note 7)
At cost, less accumulated depreciation of $2,987,688 (2015 - $2,894,097)	8,171,918	8,460,500
Vessels under capital leases, at cost, less accumulated amortization of $58,362 (2015 – $56,316)	292,145	88,215
Advances on newbuilding contracts and conversion costs (note 9a)	836,756	817,878

Total vessels and equipment	9,300,819	9,366,593

Net investment in direct financing leases - non-current (note 5)	650,582	657,587
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 3%	186,248	184,390
Derivative assets (note 13)	9,736	17,844
Equity-accounted investments (notes 4a and 9b)	906,588	905,159
Other non-current assets	201,521	214,932
Intangible assets – net	99,766	111,909
Goodwill	176,630	168,571

Total assets	12,903,234	13,061,248

LIABILITIES AND EQUITY
Current
Accounts payable	63,246	64,212
Accrued liabilities	380,308	412,278
Current portion of derivative liabilities (note 13)	256,674	267,539
Current portion of long-term debt (note 7)	1,143,162	1,106,104
Current obligation under capital leases	64,024	4,546
Current portion of in-process revenue contracts	31,564	32,109

Total current liabilities	1,938,978	1,886,788

Long-term debt (note 7)	6,062,385	6,277,982
Long-term obligation under capital leases	167,857	54,581
Derivative liabilities (note 13)	424,763	414,084
In-process revenue contracts	111,569	118,690
Other long-term liabilities	329,515	352,378

Total liabilities	9,035,067	9,104,503

Commitments and contingencies (notes 4a, 5, 7, 9 and 13)
Redeemable non-controlling interest (note 9d)	254,631	255,671
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,813,524 shares outstanding (2015 - 72,711,371); 72,813,524 shares issued (2015 - 72,711,371)) (note 8)	778,080	775,018
Retained earnings	106,215	158,898
Non-controlling interest	2,751,911	2,782,049
Accumulated other comprehensive loss (note 12)	(22,670)	(14,891)

Total equity	3,613,536	3,701,074

Total liabilities and equity	12,903,234	13,061,248

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(39,200)	43,852
Non-cash items:
Depreciation and amortization	144,157	112,704
Amortization of in-process revenue contracts	(7,667)	(4,904)
Unrealized (gain) loss on derivative instruments	(1,554)	105,722
Loss (gain) on sale of vessels, equipment and other assets (note 6a)	27,619	(1,643)
Asset impairments (note 6b)	—	15,496
Equity income, net of dividends received	(15,417)	24,716
Income tax expense (recovery)	1,076	(995)
Unrealized foreign exchange loss (gain) and other	65,817	(73,320)
Change in operating assets and liabilities	(21,675)	(33,206)
Expenditures for dry docking	(5,761)	(6,754)

Net operating cash flow	147,395	181,668

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	901,348	786,048
Prepayments of long-term debt	(931,698)	(215,199)
Scheduled repayments of long-term debt	(208,096)	(109,337)
Decrease (increase) in restricted cash	44,278	(4,452)
Net proceeds from equity issuances of subsidiaries	—	20,280
Distributions paid from subsidiaries to non-controlling interests	(26,038)	(82,136)
Cash dividends paid	(3,997)	(22,926)
Other financing activities	(6,681)	(1,222)

Net financing cash flow	(230,884)	371,056

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(178,480)	(665,091)
Proceeds from sale of vessels and equipment and other	55,270	8,918
Proceeds from sale-lease back of a vessel	179,434	—
Investment in equity-accounted investments	(1,805)	(7,005)
Loan (advances) repayments to/from joint ventures and joint venture partners	(396)	15,916
Direct financing lease payments received	9,232	2,527
Increase in restricted cash	—	(34,082)
Other investing activities	—	3,700

Net investing cash flow	63,255	(675,117)

Decrease in cash and cash equivalents	(20,234)	(122,393)
Cash and cash equivalents, beginning of the period	678,392	806,904

Cash and cash equivalents, end of the period	658,158	684,511

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumu-
	of Shares	Stock and		lated Other			Redeemable
	of Common	Additional		Compre-	Non-		Non-
	Stock	Paid-in	Retained	hensive	controlling		controlling
	Outstanding	Capital	Earnings	Loss	Interest	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2015	72,711	775,018	158,898	(14,891)	2,782,049	3,701,074	255,671

Net loss			(48,784)		9,584	(39,200)
Reclassification of redeemable non-controlling interest in net loss					(4,499)	(4,499)	4,499
Other comprehensive loss				(7,779)	(16,550)	(24,329)
Dividends declared			(4,024)		(20,662)	(24,686)	(5,375)
Reinvested dividends	1	1				1
Exercise of stock options and other (note 8)	102					—
Employee stock compensation (note 8)		3,061				3,061
Dilution losses on equity issuances of subsidiaries			125			125
Additions to non-controlling interest from equity contributions and other					1,989	1,989	(164)

Balance as at March 31, 2016	72,814	778,080	106,215	(22,670)	2,751,911	3,613,536	254,631

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2015, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 26, 2016. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2016, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

Teekay’s publicly-listed subsidiary, Teekay Offshore Partners, L.P. (or Teekay Offshore), considers its shuttle tankers to be comprised of two components: (i) a conventional tanker (the “tanker component”) and (ii) specialized shuttle equipment (the “shuttle component”). Teekay Offshore differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During the three months ended March 31, 2016, Teekay Offshore considered factors related to the ongoing use of the shuttle component and reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of Teekay Offshore’s shuttle tanker vessels. Separately, Teekay Offshore has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on Teekay Offshore’s expected operating plan for these vessels, it has reassessed the estimated useful life of the tanker component for these vessels as 20 years, commencing January 1, 2016. As market conditions evolve, Teekay Offshore will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker fleet.

The effect of these changes in estimates on the Company’s consolidated statements of (loss) income, was an increase in depreciation and amortization expense and net loss of $7.3 million, and an increase in net loss attributable to shareholders of the Company of $2.4 million or $0.03 per basic and diluted common share, for the three months ended March 31, 2016.

2.	Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will require companies to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall, at the Company’s option, be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

3.	Segment Reporting

The Company has four primary lines of business: offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), offshore production (floating production, storage and off-loading (or FPSO) units), liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers) and conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company allocates capital and assesses performance both from the separate perspectives of our publicly-traded subsidiaries Teekay Offshore, Teekay LNG Partners, L.P. (or Teekay LNG), Teekay Tankers Ltd. (or Teekay Tankers) (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent) as well as from the perspective of the lines of business. Historically, the Company’s organizational structure and internal reporting has been primarily based on the lines of business (the Line of Business approach), resulting in the Company’s segment disclosure presentation on a lines-of-business basis, without reference to the legal entities. With the establishment of the Daughter Companies and subsequent dropdown of vessels from Teekay Parent to the Daughter Companies, the Company’s organizational structure and internal reporting has gradually evolved to focus less on lines of business and more on the Daughter Companies and Teekay Parent (the Legal Entity approach). As a result of an internal re-organization that was completed in the third quarter of 2015, the primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is now the Legal Entity approach. As such, the Company has modified the presentation of its segments to incorporate the Legal Entity approach. However, the Company has continued to incorporate the Line of Business approach within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows. All segment information for prior periods has been retroactively adjusted to be consistent with the change in segment presentation that was adopted in the third quarter of 2015.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The following table includes results for the Company’s revenues and income from vessel operations by segment for the periods presented in these financial statements.

	Revenues		Income (Loss) from Vessel Operations(2)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2016	2015	2016	2015
Teekay Offshore
Offshore Logistics(1)	165,112	158,646	42,505	32,773
Offshore Production	132,784	98,275	39,612	32,082
Conventional Tankers(1)	8,812	8,062	6,182	4,194

	306,708	264,983	88,299	69,049

Teekay LNG
Liquefied Gas Carriers(1)	78,585	75,934	40,189	37,997
Conventional Tankers	17,186	21,392	(23,206)	7,100

	95,771	97,326	16,983	45,097

Teekay Tankers(3)
Conventional Tankers	164,950	103,878	53,838	40,304

Teekay Parent
Offshore Production	55,206	68,933	(17,700)	(12,148)
Conventional Tankers(1)	14,050	16,473	(1,105)	1,102
Other(1)	28,470	18,760	(7,977)	(5,952)

	97,726	104,166	(26,782)	(16,998)

Eliminations and other	(24,047)	(24,491)	2,987	(27)

	641,108	545,862	135,325	137,425

(1)

Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three months ended March 31 is as follows:

	Three Months Ended
	March 31,
	2016	2015
Teekay Offshore - Offshore Logistics	8,379	9,266
Teekay Offshore - Conventional Tankers	8,945	8,062
Teekay LNG - Liquefied Gas Carriers	9,713	9,409

	27,037	26,737

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(3)	Financial information for Teekay Tankers includes operations of the SPT Explorer and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2016	December 31, 2015
	$	$
Teekay Offshore - Offshore Logistics	2,609,080	2,591,489
Teekay Offshore - Offshore Production	2,655,487	2,717,193
Teekay Offshore - Conventional Tankers	12,592	63,900
Teekay LNG - Liquefied Gas Carriers	3,675,649	3,550,396
Teekay LNG - Conventional Tankers	308,774	360,527
Teekay Tankers - Conventional Tankers	2,004,417	2,073,059
Teekay Parent - Offshore Production	690,471	710,533
Teekay Parent - Conventional Tankers	140,229	142,236
Teekay Parent - Other	19,184	17,256
Cash	658,158	678,392
Other assets not allocated	227,258	301,586
Eliminations	(98,065)	(145,319)

Consolidated total assets	12,903,234	13,061,248

4.	Investments

a)	Teekay LNG – Bahrain LNG Joint Venture

In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture is a joint venture between Nogaholding (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%). The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in mid-2018 with a fully-built up cost of approximately $872.0 million, which will be funded by the Bahrain LNG Joint Venture through a combination of equity capital and project-level debt through a consortium of regional and international banks. Teekay LNG will supply a floating storage unit (or FSU) in connection with this project, which will be modified specifically from one of the Teekay LNG’s nine MEGI LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co., through a twenty year time-charter contract with the Bahrain LNG Joint Venture.

b)	Teekay Tankers – Principal Maritime

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime). All 12 of the vessels were delivered in 2015 for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock with a value of $49.3 million. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility which matured in January 2016, and which was refinanced as part of a comprehensive Teekay Tankers refinancing in January 2016. The loan was fully drawn as of December 31, 2015. In addition, Teekay Tankers issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. Teekay Tankers financed the remainder of the cash purchase price with existing liquidity.

c)	Teekay Tankers – Ship-to-Ship Transfer Business

In July 2015, Teekay Tankers acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of Teekay Tankers’ Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers in the ship-to-ship (or STS) transfer business, which is expected to increase Teekay Tankers’ fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six STS support vessels and had one chartered-in Aframax tanker.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon estimates of fair value.

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by Teekay Tankers on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company’s statement of (loss) income for the first quarter of 2016.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

As at
July 31, 2015
$
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships(1)	17,901
Customer contracts(1)	4,599
Goodwill(2)	8,059

Total assets acquired	52,564

LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)

Total liabilities assumed	(6,926)

Net assets acquired(3)	45,638

(1)

The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at March 31, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $2.0 million and $20.5 million, respectively.

(2)	Goodwill recognized from this acquisition is attributed to the Company’s Teekay Tankers Segment - Conventional tankers.
(3)

Prior to the SPT acquisition date, SPT had in-chartered the SPT Explorer from the Company. Of the SPT acquisition purchase price, $1.4 million was allocated to the settlement of this pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. Pro forma revenues and net income as if the acquisition of SPT had occurred at the beginning of 2015 would not be materially different than actual operating results reported. The Company’s prior 50% interest in SPT was remeasured to its estimated fair value on the acquisition date and the resulting gain of $8.7 million was recognized in equity income in July 2015.

5.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2016, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
Vessel Charters (1)	of 2016	2017	2018	2019	2020
	(in millions of U.S. Dollars)
Charters-in - operating leases	84.5	54.2	8.7	8.3	8.3
Charters-in - capital leases (2)	17.3	46.2	42.6	15.3	15.3

	101.8	100.4	51.3	23.6	23.6

Charters-out - operating leases (3)	1,074.1	1,390.7	1,212.4	1,104.2	1,007.3
Charters-out - direct financing leases	60.1	207.9	173.7	39.1	39.2
Charters-out - sale-type leases (4)	94.4	—	—	—	—

	1,228.6	1,598.6	1,386.1	1,143.3	1,046.5

(1)

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers (which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2015).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(2)

As at March 31, 2016, Teekay LNG was a party to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require Teekay LNG to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth year anniversary of each respective contract in 2017 and 2018.

In February 2016, Teekay LNG took delivery of a LNG carrier newbuilding, the Creole Spirit. Teekay LNG sold this vessel to a third party and leased it back under a ten-year bareboat charter contract ending in 2026. The bareboat charter contract is accounted for as a capital lease. The obligations of Teekay LNG under the bareboat charter contract are guaranteed by Teekay LNG. In addition, the guarantee agreement requires Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not exceed a maximum amount of leverage.

(3)

The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2016, revenue from vessels in the Company’s equity accounted investments, revenue from unexercised option periods of contracts that existed on March 31, 2016 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

(4)

During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. Upon Centrofin exercising its options to purchase the vessels, the vessels and remaining term of the charter contracts have been reclassified from operating leases to sales-type leases by Teekay LNG, which resulted in the recognition of an accounting loss of $27.4 million in the first quarter of 2016. The vessels were delivered to Centrofin during April and May 2016 on the closing of the options to purchase.

6.	Vessel Sales and Asset Impairments

a)	Vessel Sales

During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its options to purchase both the Bermuda Spirit and Hamilton Spirit as permitted under the charter contract agreements. The vessels delivered to Centrofin during April and May 2016. Upon Centrofin exercising its purchase options, the vessels and remaining term of the charter contracts have been reclassified as sales-type leases by Teekay LNG, which resulted in the recognition of an accounting loss of $27.4 million in the first quarter of 2016 (included in the Company’s Teekay LNG Segment – Conventional Tankers).

During the three months ended March 31, 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel. During the three months ended March 31, 2015, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. The Company’s consolidated statement of loss for the three months ended March 31, 2015 included a $1.7 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment – Offshore Logistics.

In March 2016, the time-charter contract with a subsidiary of the Company for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by Teekay Offshore. Immediately following the charter termination, Teekay Offshore sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels. Both vessels were classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, Teekay Offshore is in-chartering these vessels for a period of three years each, both with an additional one-year extension option. The Fuji Spirit is fixed on a two-year time-charter-out contract commencing during the second quarter of 2016, and the Kilimanjaro Spirit is currently trading in the spot conventional tanker market.

During the three months ended March 31, 2015, Teekay Offshore sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Company’s consolidated statement of income for the three months ended March 31, 2015, includes a $1.6 million gain related to the sale of this vessel. This gain is included in the Company’s Teekay Offshore Segment – Offshore Logistics.

b)	Asset Impairments

During the three months ended March 31, 2015, the carrying value of one of Teekay Offshore’s 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write down was a result of a change in the operating plan of the vessel. The Company’s consolidated statement of loss for the three months ended March 31, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment – Offshore Logistics.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

7.	Long-Term Debt

	March 31, 2016	December 31, 2015
	$	$
Revolving Credit Facilities	1,424,381	1,500,848
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through May 2020	604,706	621,957
U.S. Dollar-denominated Term Loans due through 2028	3,931,787	4,020,665
U.S. Dollar Bonds due through 2024	502,449	502,449
Euro-denominated Term Loans due through 2023	249,610	241,798

Total principal	7,305,590	7,480,374
Unamortized discount and debt issuance costs	(100,043)	(96,288)

Total debt	7,205,547	7,384,086
Less current portion	(1,143,162)	(1,106,104)

Long-term portion	6,062,385	6,277,982

As of March 31, 2016, the Company had 12 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.6 billion, of which $0.2 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2016 and December 31, 2015, the margins ranged between 0.45% and 3.95%. At March 31, 2016 and December 31, 2015, the three-month LIBOR was 0.63% and 0.61%, respectively. The aggregate amount available under the Revolvers is scheduled to decrease by $540.5 million (remainder of 2016), $216.0 million (2017), $448.9 million (2018), $43.0 million (2019), and $369.1 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 65 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 38.2 million common units in Teekay Offshore, 25.2 million common units in Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $300 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original principal amount of $450 million (or the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.18% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company’s Original Notes (cumulatively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year.

The Company capitalized issuance costs of $13.3 million which will be amortized to interest expense over the term of the 8.5% Notes. As of March 31, 2016, the unamortized balance of the capitalized issuance cost was $7.0 million which is recorded in long-term debt in the consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. During 2014, the Company repurchased the principal amount of $57.3 million of the 8.5% Notes at a premium of $7.7 million and such amount is reflected in other income in the Company’s consolidated statements of income.

Teekay Offshore and Teekay LNG issued in the Norwegian bond market a total of NOK 5.5 billion of senior unsecured bonds that mature through May 2020. Senior unsecured bonds in an aggregate principal amount of NOK 500 million matured in January 2016. As at March 31, 2016, the total carrying amount of the remaining NOK 5.0 billion senior unsecured bonds was $604.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.49%, and the transfer of principal fixed at $816.1 million upon maturity in exchange for NOK 5.0 billion (see Note 13).

As of March 31, 2016, the Company had 23 U.S. Dollar-denominated term loans outstanding, which totaled $3.9 billion in aggregate principal amount (December 31, 2015 – $4.0 billion). Certain of the term loans with a total outstanding principal balance of $29.2 million as at March 31, 2016 (December 31, 2015 – $48.6 million) bear interest at a weighted-average fixed rate of 2.9% (December 31, 2015 – 4.0%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2016 and December 31, 2015, the margins ranged between 0.3% and 3.25%. At March 31, 2016 and December 31, 2015, the three-month LIBOR was 0.63% and 0.61%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 20 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 46 (December 31, 2015 – 67) of the Company’s vessels, together with certain other security. In addition, at March 31, 2016, all but $62.6 million (December 31, 2015 – $64.6 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

During May 2014, Teekay Offshore issued $300 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of March 31, 2016, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, Teekay Offshore issued $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore makes semi-annual repayments on the bonds and as of March 31, 2016, the carrying amount of the bonds was $155.3 million.

In February 2015, Teekay Offshore issued $30.0 million in senior unsecured bonds that mature in June 2024 in a U.S. private placement. As of March 31, 2016, the carrying amount of the bonds was $27.1 million. The interest payments on the bonds are fixed at an annual rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit, together with other related security and are guaranteed by Teekay Offshore.

In August 2014, Teekay Offshore assumed Logitel Offshore Holdings AS (or Logitel)’s obligations under a bond agreement from Sevan Marine ASA (or Sevan) as part of the acquisition. The bonds are retractable at par at any time by Teekay Offshore. As of March 31, 2016, the outstanding amount of the bonds was $20.0 million with a carrying value of $19.1 million and the bonds are guaranteed by Teekay Offshore.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at March 31, 2016, totaled 219.3 million Euros ($249.6 million) (December 31, 2015 – 222.7 million Euros ($241.8 million)). Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2016 and December 31, 2015, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at March 31, 2016 was (0.33%) (December 31, 2015 – (0.21%)). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss of $10.5 million (2015 – $17.5 million gain) during the three months ended March 31, 2016.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at March 31, 2016 was 3.5% (December 31, 2015 – 3.4%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 13).

In May 2016, Teekay LNG refinanced its $55.0 million debt facility, which was scheduled to mature in 2016, with a new $60.0 million three-year term loan.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2016, including the impact of Teekay LNG’s debt refinancing completed in May 2016, are $0.8 billion (remainder of 2016), $1.1 billion (2017), $1.6 billion (2018), $0.9 billion (2019), $1.1 billion (2020) and $1.7 billion (thereafter).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and eight loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2016, these ratios ranged from 122.2% to 195.1% compared to their minimum required ratios of 105% to 125%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the conventional tanker, FPSO, towage, UMS, and shuttle tankers markets and a weakening of the LNG/LPG carrier market could negatively affect the Company’s compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2016 and December 31, 2015, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at March 31, 2016, this aggregate amount was $398.0 million (December 31, 2015 - $410.5 million). As at March 31, 2016, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

8.	Capital Stock

The authorized capital stock of Teekay at March 31, 2016 and December 31, 2015 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2016, Teekay had no shares of preferred stock issued. During the three months ended March 31, 2016, Teekay issued 0.1 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards.

During the three months ended March 31, 2016 and 2015 the Company granted 915,231 and 265,135 stock options with exercise prices of $9.44 and $43.99 per share, respectively, 242,997 and 63,912 restricted stock units with a fair values of $2.3 million and $2.8 million, respectively, 311,691 and 61,774 performance shares with a fair value of $3.6 million and $3.4 million, respectively, and 67,000 and 22,502 shares of restricted stock awards, with a fair value of $0.6 million and $1.0 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units and restricted stock awards vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The weighted-average grant-date fair value of stock options granted during March 2016 was $3.60 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 55.1%; expected life of 5.5 years; dividend yield of 3.2%; risk-free interest rate of 1.3%; and estimated forfeiture rate of 7.1%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries

During the three months ended March 31, 2016 and 2015, 76,084 and 14,603 common units of Teekay Offshore, 32,723 and 10,447 common units of Teekay LNG and 9,358 and 38,961 shares of Class A common stock of Teekay Tankers, with aggregate values of $0.7 million and $0.9 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2016 and 2015.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2016 and 2015, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 599,479 and 102,834 units of Teekay Offshore, 131,062 and 32,054 units of Teekay LNG and 275,848 and 192,387 common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.8 million and $4.2 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2016, Teekay Tankers granted 248,299 stock options with an exercise price of $3.74 per share to an officer of Teekay Tankers. Each stock option granted in March 2016 has a ten-year term and vests equally over three years from the grant date. During March 2015, Teekay Tankers granted 58,434 stock options with an exercise price of $5.39 per share to an officer of Teekay Tankers. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date.

9.	Commitments and Contingencies

a)	Vessels under Construction

As at March 31, 2016, the Company was committed to the construction of 10 LNG carriers, four long-haul towage vessels, two UMS, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $3.4 billion, excluding capitalized interest and other miscellaneous construction costs. One LNG carrier is scheduled for delivery in 2016, three LNG carriers are scheduled for delivery in 2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019, four long-haul towage vessels are scheduled for delivery in mid-2016 to early-2017, two UMS are scheduled for delivery in the third quarter 2016 and second quarter of 2019, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in late-2016. Teekay Offshore is currently in discussions with the shipyard to further defer the delivery of its two UMS newbuildings. As at March 31, 2016, payments made towards these commitments totaled $790.9 million (excluding $31.1 million of capitalized interest and other miscellaneous construction costs). As at March 31, 2016, the remaining payments required to be made under these newbuilding and conversion capital commitments were $459.2 million (remainder of 2016), $1,093.5 million (2017), $616.4 million (2018), $426.2 million (2019), and $3.5 million (2020).

b)	Joint Ventures

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs as at March 31, 2016 are as follows:

	Total	Remainder of 2016	2017	2018	2019	2020
Equity accounted joint ventures(i)	1,361,720	183,371	271,478	447,570	256,301	203,000

(i)

The commitment amounts relating to the Teekay LNG’s equity accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture, net of secured financing in place as of March 31, 2016. These commitments are described in more detail in Note 16 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht Oil & Gas S.A. (or OOG). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at March 31, 2016, payments made by the joint venture towards these commitments totaled $291.2 million and the remaining payments required to be made by the joint venture are $699.8 million (remainder of 2016) and $13.6 million (2017). Teekay Offshore intends to finance its share of the conversion through existing long-term debt financing within the joint venture, and to a lesser extent, through existing liquidity. The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO unit (see note 7).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Teekay, through a 50/50 joint venture (or the KT Maritime Joint Venture) with Kotug International B.V. (or Kotug), has a 50% ownership interest in three infield support vessels type ART100-42 towage newbuildings that have an estimated total cost of approximately $55.5 million and are expected to deliver during the first half of 2016. Teekay’s proportionate costs to be incurred under these newbuilding contracts total $27.8 million. As at March 31, 2016, payments made by Teekay towards these commitments totaled $7.9 million, with remaining payments of $19.9 million required to be made by Teekay in 2016. Subsequent to March 31, 2016, Teekay agreed to sell its 50% interest in the newbuildings to Kotug.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Claims from Minority Shareholder of Sevan

The Company has a 43% ownership interest in Sevan. In February 2016, a special committee of the Board of Directors of Sevan Marine ASA (or the Special Committee), responding to allegations made by certain minority shareholders of Sevan, advised Teekay Offshore that they had initiated a review of the legality of the agreements between Sevan and CeFront Technology AS (or CeFront) relating to the transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) in 2013 of two Sevan hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The Special Committee also reviewed the legality of the agreements between Sevan and Teekay Offshore entered into in connection with the 2014 transaction whereby Teekay Offshore acquired Logitel from CeFront (or the 2014 Transaction). The Special Committee advised Teekay Offshore that it had obtained legal advice indicating that Sevan had failed to obtain necessary shareholder approvals in connection with both the 2013 Transaction and the 2014 Transaction. The Special Committee also advised Teekay Offshore of its view that the $60 million bond loan to Logitel represents lending to a related party of a Sevan shareholder, which is in breach of Norwegian corporate law. The Special Committee has advised Teekay Offshore that the failure to obtain the necessary shareholder approvals would render certain of the agreements in the Logitel transaction either void or voidable, exposing Teekay Offshore to potential claims for restitution as mandated by Norwegian corporate law. The total claim from Sevan is $50 million, of which Teekay Offshore has accrued $20 million as at March 31, 2016. The amount accrued as of March 31, 2016 is based on the terms of the agreements from the 2014 Transaction among Sevan, Logitel and Teekay Offshore. Teekay Offshore is in discussions with Sevan regarding the potential financial impact on Teekay Offshore of the failure of Sevan to obtain the necessary shareholder approvals of the 2013 Transaction and 2014 Transaction.

Piranema Spirit FPSO contract

In March 2016, Petrobras claimed that Teekay Offshore’s November, 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. Teekay Offshore is currently in discussions with Petrobras. Teekay Offshore has estimated the amount of the claim at $7.5 million, consisting of $4.7 million from a return of 2% of the charter hire previously paid by Petrobras to Teekay Offshore for the period from November 2011 up to March 31, 2016 and $2.8 million from a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

STX Offshore & Shipbuilding Co.

In April 2013, four special purpose subsidiary companies of Teekay Tankers entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, Teekay Tankers entered into an Option Agreement with STX allowing Teekay Tankers to order up to 12 additional vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, Teekay Tankers went on to exercise its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, Teekay Tankers had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts and then by February 2014 that there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, therefore, the subsidiaries of Teekay Tankers gave STX notice that it was treating STX as having repudiated the four firm shipbuilding contracts. Then in February 2014, Teekay Tankers gave STX notice that it was treating STX as having repudiated the Option Agreements. Having asserted that this was the position, in February and March 2014, Teekay Tankers and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, Teekay Tankers, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds are classified as cash and cash equivalents in Teekay Tankers’ consolidated balance sheets as of December 31, 2015.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

In February 2016, Teekay Tankers’ subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, Teekay Tankers’ subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. Teekay Tankers and its subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to Teekay Tankers in March 2016. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection. The trial in the English High Court in respect of the Option Agreements commenced in April 2016.

Class Action Complaint

Following the Company’s announcement in December 2015 that its Board of Directors had approved a plan to reduce the Company’s quarterly dividend to $0.055 per share, down from $0.55 per share in the third quarter of 2015, commencing with the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. The complaint includes claims that the Company and certain of its officers violated Section 10(b) of the Securities Exchange Act 1934 and Rule 10b-5 promulgated thereunder. In general, the complaint alleges the Company and certain of its officers violated federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to maintain a quarterly dividend of at least $0.55 per share, thereby artificially inflating the price of its common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Company plans to vigorously defend against the claims. Based on the early stage of this action and evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time. The Company maintains a Directors and Officers Insurance policy that provides coverage for such claims, subject to coverage defenses, a maximum amount and a deductible.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers) until December 22, 2014. Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the lease arrangements of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit to the lessor as security against any future claims.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. Recent indications are that HMRC will attempt to progress matters on other leases including the lease of Teekay Nakilat Joint Venture with the intent of asking the lessees to accept the LEL1 tax case verdict that capital allowances were not due. If the Teekay Nakilat Joint Venture were to be challenged by HMRC, it is uncertain whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

d)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67%-owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2016.

In July 2015, Teekay Offshore issued 10.4 million 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of $249.8 million. At any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units may be converted on a one-for-one basis into common units of Teekay Offshore. Pursuant to the partnership agreement, distributions on the Series C Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C Preferred Units are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.

e)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

10.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

			March 31, 2016		December 31, 2015
			Carrying	Fair	Carrying	Fair
	Fair		Amount	Value	Amount	Value
	Value Hierarchy		Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level		$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1		792,594	792,594	855,107	855,107
Derivative instruments (note 13)
Interest rate swap agreements - assets(1)	Level 2		2,564	2,564	6,136	6,136
Interest rate swap agreements - liabilities(1)	Level 2		(457,725)	(457,725)	(370,952)	(370,952)
Cross currency interest swap agreement(1)	Level 2		(237,378)	(237,378)	(312,110)	(312,110)
Foreign currency contracts	Level 2		(4,854)	(4,854)	(18,826)	(18,826)
Stock purchase warrants	Level 3		6,107	6,107	10,328	10,328
Logitel contingent consideration	Level 3		(15,221)	(15,221)	(14,830)	(14,830)
Non-recurring
Vessels and equipment	Level 2		—	—	100,600	100,600
Vessel held for sale (note 6a)	Level 2		—	—	55,450	55,450
Other
Loans to equity-accounted investees and joint venture partners - Current		(2)	8,544	(2)	7,127	(2)
Loans to equity-accounted investees and joint venture partners - Long-term		(2)	186,248	(2)	184,390	(2)
Long-term receivable included in accounts receivable and other assets(3)	Level 3		15,723	15,688	16,453	16,427
Long-term debt - public (note 7)	Level 1		(1,478,131)	(1,112,587)	(1,493,915)	(1,161,729)
Long-term debt - non-public (note 7)	Level 2		(5,727,416)	(5,524,808)	(5,890,171)	(5,881,483)

(1)

The fair value of the Company’s interest rate swap agreements at March 31, 2016 includes $19.9 million (December 31, 2015 - $21.7 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

(2)

In the consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

(3)

As at March 31, 2016, the estimated fair value of the non-interest bearing receivable was based on the remaining future fixed payments of $15.7 million (December 31, 2015 - $16.4 million) to be received from BG Norge Limited (or BG), as part of the ship construction support agreement, as well as an estimated discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate was based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Stock purchase warrants - During January 2014, the Company received from TIL stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL (see note 13). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of March 31, 2016 is based on the historical volatility of the comparable companies of 54.4%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

Changes in fair value during the three months ended March 31, 2016 and 2015 for the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Fair value at the beginning of the period	10,328	9,314
Unrealized loss included in earnings	(4,221)	(80)

Fair value at the end of the period	6,107	9,234

Logitel contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on the high-end UMS, from CeFront for $4 million. Teekay Offshore paid the purchase price in cash at closing, and will pay a potential additional amount of up to $27.6 million, depending upon certain performance criteria, which is payable from the present to mid-2020 (see Note 4a).

Teekay Offshore agreed to pay an additional amount of up to $27.6 million if: (a) there are no yard cost overruns and no charterer late delivery penalties; (b) the two unchartered UMS under construction are chartered above specified rates; and (c) no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $15.2 million is the amount Teekay Offshore expects to pay to CeFront discounted to its present value using a weighted average cost of capital rate of 11.5%. As of March 31, 2016, the amount of the expected payments for each UMS was based upon the status of the construction project for the remaining two UMS newbuildings, the state of the charter market for the remaining two UMS newbuildings, the expectation of potential material defects for each UMS, and, to a lesser extent, the expected timing of delivery of the remaining two UMS newbuildings. Teekay Offshore is currently in discussions with COSCO to defer the delivery of its two remaining UMS newbuildings. An increase (decrease) in Teekay Offshore’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in Teekay Offshore’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three months ended March 31, 2016 and 2015 are as follows:

	Three Months Ended March 31,
	2016	2015
	$	$
Balance at beginning of period	(14,830)	(21,448)
Unrealized loss included in Other income - net	(391)	(114)

Balance at end of period	(15,221)	(21,562)

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2016 $	December 31, 2015 $
Direct financing leases	Payment activity	Performing	674,896	684,129
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	194,792	191,517
Long-term receivable included in other assets	Payment activity	Performing	26,157	37,032

			895,845	912,678

11.	Restructuring Charges

During the three months ended March 31, 2016 and 2015, the Company incurred $14.0 million and $9.1 million of restructuring costs, respectively.

The restructuring charges in 2016 of $14.0 million relate to the closure of an office and seafarers severance amounts related to a tug business in Western Australia, which was recovered from the customer. The recovery is included in revenues on the consolidated statements of (loss) income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The restructuring charges in 2015 relate to the termination of the employment of certain seafarers upon the expiration of a time-charter-out contract, which was fully reimbursed to the Company by the charterer, and the reorganization of the Company’s marine operations and corporate services.

At March 31, 2016 and December 31, 2015, $3.5 million and $3.2 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

12.	Accumulated Other Comprehensive Loss

As at March 31, 2016 and December 31, 2015, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2016	2015
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(8,585)	(419)
Pension adjustments, net of tax recoveries	(15,628)	(15,850)
Unrealized loss on marketable securities	(429)	(463)
Foreign exchange gain on currency translation	1,972	1,841

	(22,670)	(14,891)

13.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at March 31, 2016, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value /
			Carrying Amount of Asset	Expected Maturity
			(Liability)	2016	2017
			$	$	$
Euro	6,750	0.92	395	7,317	—
Norwegian Kroner	947,000	7.89	(5,337)	72,080	47,947
Singapore Dollar	19,637	1.36	88	14,469	—

			(4,854)	93,866	47,947

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2017 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2017 through 2020. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2017 through 2020. As at March 31, 2016, the Company was committed to the following cross currency swaps:

					Fair Value /
					Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount	Amount	Reference		Fixed Rate	Asset /	Remaining
NOK	USD	Rate	Margin	Payable	(Liability)	Term (years)
600,000	101,351	NIBOR	5.75%	7.49%	(30,703)	0.8
700,000	125,000	NIBOR	5.25%	6.88%	(42,904)	1.1
800,000	143,536	NIBOR	4.75%	6.34%	(50,412)	1.8
900,000	150,000	NIBOR	4.35%	6.43%	(46,119)	2.4
1,000,000	162,200	NIBOR	4.25%	6.70%	(48,931)	2.8
1,000,000	134,000	NIBOR	3.70%	5.92%	(18,309)	4.1

					(237,378)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at March 31, 2016, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	3,169,258	(364,543)	5.3	3.2
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	785,909	(37,798)	6.9	2.5
U.S. Dollar-denominated interest rate swaption(4)	LIBOR	155,000	(6,241)	1.1	2.2
U.S. Dollar-denominated interest rate swaption(4)	LIBOR	155,000	264	1.1	3.3
U.S. Dollar-denominated interest rate swaption(5)	LIBOR	160,000	(5,060)	1.8	2.0
U.S. Dollar-denominated interest rate swaption(5)	LIBOR	160,000	1,072	1.8	3.1
U.S. Dollar-denominated interest rate swaption(6)	LIBOR	160,000	(4,167)	2.3	1.8
U.S. Dollar-denominated interest rate swaption(6)	LIBOR	160,000	1,680	2.3	2.9

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(7) (8)	EURIBOR	249,610	(40,368)	4.7	3.1

			(455,161)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2016, ranged from 0.3% to 3.95%.
(2)	Includes a swap in which the principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(3)

Inception dates range from April 2016 to April 2018. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(4)

During June 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 2.15%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in April 2017 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(5)

During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 2.15%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(6)

During October 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in July 2018 to enter into an interest rate swap at a fixed rate of 2.935% with a third party, and the third party has a one-time option in July 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.83%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in July 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

(7)	Principal amount reduces monthly to 70.1 million Euros ($79.8 million) by the maturity dates of the swap agreements.
(8)	Principal amount is the U.S. Dollar equivalent of 219.3 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national stock exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches and as at March 31, 2016, two tranches have vested. If the shares of TIL’s common stock trade on a national stock exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at March 31, 2016 was $6.1 million. The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the consolidated statements of (loss) income.

Tabular Disclosure

The following table presents the location and fair value assets (liabilities) of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at March 31, 2016
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(37)	(818)	(3,435)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	990	605	—	(6,355)	(94)
Interest rate swap agreements	—	3,024	(17,687)	(203,156)	(233,052)
Cross currency swap agreements	—	—	(2,851)	(46,345)	(188,182)
Stock purchase warrants	—	6,107	—	—	—

	990	9,736	(20,575)	(256,674)	(424,763)

As at December 31, 2015
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(338)	(777)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	80	—	—	(16,372)	(2,534)
Interest rate swap agreements	—	7,516	(18,348)	(198,196)	(154,673)
Cross currency swap agreements	—	—	(3,377)	(52,633)	(256,100)
Stock purchase warrants	—	10,328	—	—	—

	80	17,844	(21,725)	(267,539)	(414,084)

As at March 31, 2016, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2016, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $552.6 million. As at March 31, 2016, the Company had $60.4 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

For the periods indicated, the following table presents the effective and ineffective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges:

Three Months Ended March 31, 2016
Effective Portion Recognized in AOCI(1)	Effective Portion Reclassified from AOCI(2)	Ineffective Portion(3)
(8,567)	—	(1,347)	Interest expense

(8,567)	—	(1,347)

(1)	Recognized in other comprehensive (loss) income.
(2)	Recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings.
(3)	Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Realized and unrealized gains and (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and losses on derivatives not designated as hedging instruments in the consolidated statements of income are as follows:

	Three Months Ended March 31,
	2016 $	2015 $
Realized losses relating to:
Interest rate swap agreements	(23,180)	(27,889)
Interest rate swap agreement terminations	(8,140)	—
Foreign currency forward contracts	(4,996)	(5,428)

	(36,316)	(33,317)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(81,054)	(43,660)
Foreign currency forward contracts	13,971	(6,329)
Stock purchase warrants	(4,222)	(80)

	(71,305)	(50,069)

Total realized and unrealized losses on derivative instruments	(107,621)	(83,386)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. The effect of the (losses) gains on cross currency swaps on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2016 $	2015 $
Realized losses	(37,567)	(4,163)
Unrealized gains (losses)	74,206	(55,653)

Total realized and unrealized gains (losses) on cross currency swaps	36,639	(59,816)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data and unless otherwise indicated)

14.	Income Tax (Expense) Recovery

The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended March 31,
	2016 $	2015 $
Current	(4,630)	(199)
Deferred	3,554	1,194

Income tax (expense) recovery	(1,076)	995

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2015 to March 31, 2016:

Balance of unrecognized tax benefits as at December 31, 2015	$18,390
Decrease for positions taken in prior years	(2,988)
Increase for positions related to the current period	2,278
Decrease related to statute of limitations	(764)

Balance of unrecognized tax benefits as at March 31, 2016	$16,916

The majority of the net increase for positions for the three months ended March 31, 2016 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

15.	Loss Per Share

	Three Months Ended March 31,
	2016 $	2015 $
Net loss attributable to shareholders of Teekay Corporation	(48,784)	(9,764)

Weighted average number of common shares	72,742,426	72,549,068

Common stock and common stock equivalents	72,742,426	72,549,068

Loss per common share:
- Basic	(0.67)	(0.13)
- Diluted	(0.67)	(0.13)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three months ended March 31, 2016 and 2015, options to acquire 3.2 million and 0.7 million shares of Common Stock, respectively, had an anti-dilutive effect on the calculation of diluted loss per common share. In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

16.	Subsequent Events

a)

Teekay LNG redelivered the Bermuda Spirit on April 15, 2016 and the Hamilton Spirit on May 17, 2016 to Centrofin upon Centrofin exercising its purchase option under the charter contracts to acquire these two vessels. The total proceeds of $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

b)

In 2015, one of the LNG carriers in Teekay LNG’s equity accounted joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), in which Teekay LNG has a 52% ownership interest, had a grounding incident and the charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer that will result in the charterer paying $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which Teekay LNG’s proportionate share is $20.3 million. The payment is expected from the charterer prior to the end of the second quarter of 2016.

c)

In May 2016, Teekay entered into an agreement to issue $100 million of common shares at a price of $8.32 per common share, which is contingent upon the closing of a proposed issuance of $200 million of preferred equity by Teekay Offshore. Teekay and Teekay Offshore expect to complete the equity issuances before June 30, 2016.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015.

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have general and limited partnership interests in two publicly-listed master limited partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2015.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for future growth projects and to reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions, new bank borrowings, the issuance of new debt and equity securities.

Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities. For additional information about these initiatives, please read “Liquidity and Capital Resources”.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The results of operations that follow have first been divided into (a) our controlling interests in our Daughter Companies and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business. The following table presents revenues and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

	Revenues		Income from Vessel Operations
	Three Months Ended March 31,		Three Months Ended March 31,
(in thousands of U.S. Dollars)	2016	2015	2016	2015
Teekay Offshore	306,708	264,983	88,299	69,049
Teekay LNG	95,771	97,326	16,983	45,097
Teekay Tankers(1)	164,950	103,878	53,838	40,304
Teekay Parent	97,726	104,166	(26,782)	(16,998)
Elimination of intercompany amounts(2) (3)	(24,047)	(24,491)	2,987	(27)

Teekay Corporation Consolidated	641,108	545,862	135,325	137,425

(1)

In December 2015, Teekay Offshore sold two Aframax Tankers to Teekay Tankers and the results of the two vessels are included in Teekay Offshore up to the date of sale and in Teekay Tankers from the date of acquisition.

(2)

During the three months ended March 31, 2016, Teekay chartered in three floating storage and off-take (or FSO) units, two shuttle tankers and one Aframax tanker from Teekay Offshore, one Aframax tanker from Teekay Tankers, and two liquefied natural gas (or LNG) carriers from Teekay LNG. During the three months ended March 31, 2015, Teekay chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, and two LNG carriers from Teekay LNG. Internal charter hire between Teekay Parent and the Daughter Companies is eliminated upon consolidation.

(3)

During 2014, Teekay Parent sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns the conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools, of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interest in TTOL as an equity-accounted investment and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on income from vessel operations of consolidating TTOL for the three months ended March 31, 2016 and 2015 was $3.0 million and $0.03 million, respectively.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 - “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and off-loading (or FPSO) service contracts the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenues below focuses on net revenues (i.e. revenues less voyage expenses), a non-GAAP measure, and TCE rates where applicable.

Teekay Offshore

Recent Developments in Teekay Offshore

In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, Teekay Offshore is in-chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract, commencing during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit unit for maintenance and safety (or UMS) to an FPSO unit, the gangway of the Arendal Spirit suffered damage. Teekay Offshore is currently in the process of having the gangway replaced. Teekay Offshore estimates that the Arendal Spirit will be off-hire for a period of approximately two months from the incident in order to complete the gangway replacement.

Operating Results – Teekay Offshore

The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total
	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	165,112	158,646	132,784	98,275	8,812	8,062	306,708	264,983
Voyage expenses	(17,668)	(21,949)	—	—	(676)	(568)	(18,344)	(22,517)

Net revenues	147,444	136,697	132,784	98,275	8,136	7,494	288,364	242,466
Vessel operating expenses	(47,166)	(41,427)	(46,915)	(36,766)	(1,271)	(1,374)	(95,352)	(79,567)
Time-charter hire expense	(14,812)	(6,983)	—	—	(510)	—	(15,322)	(6,983)
Depreciation and amortization	(37,339)	(31,835)	(37,583)	(24,485)	—	(1,674)	(74,922)	(57,994)
General and administrative expenses(1)	(5,622)	(9,826)	(8,674)	(4,942)	(173)	(252)	(14,469)	(15,020)
Asset impairments	—	(15,496)	—	—	—	—	—	(15,496)
Net gain on sale of vessels and equipment	—	1,643	—	—	—	—	—	1,643

Income from vessel operations	42,505	32,773	39,612	32,082	6,182	4,194	88,299	69,049

Equity income	—	—	5,283	4,091	—	—	5,283	4,091

Calendar-Ship-Days(2)
Shuttle Tankers	2,978	3,052	—	—	—	—	2,978	3,052
FSO Units	637	540	—	—	—	—	637	540
FPSO Units	—	—	546	472	—	—	546	472
Towage Units	546	107	—	—	—	—	546	107
UMS Unit	91	43	—	—	—	—	91	43
Conventional Tankers	—	—	—	—	182	360	182	360

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, the HiLoad DP unit, towage vessels and one UMS. As at March 31, 2016, the shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 35 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. In January 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on its consolidated balance sheet as of December 31, 2015. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita shuttle tanker. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea, Brazil, and the East Coast of Canada. These shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in its vessel operating expenses.

As at March 31, 2016, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which its ownership interests range from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which Teekay Offshore’s ownership interest increased from 67% to 100% during the third quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in its revenues and vessel operating expenses.

As at March 31, 2016, Teekay Offshore’s towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver between mid-2016 and early-2017. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

As at March 31, 2016, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, and two newbuildings. Teekay Offshore is currently in discussions with the shipyard to defer the delivery of the remaining two UMS newbuildings. Teekay Offshore owns a 100% interest in all three units. The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. The UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the three months ended March 31, 2016 compared to the same period last year, primarily due to the sales of the Navion Svenita and the Navion Torinita in March 2015 and January 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. Three shuttle tanker newbuildings have been excluded from calendar-ship days until they are delivered to Teekay Offshore.

The average number of Teekay Offshore’s FSO units increased for the three months ended March 31, 2016 compared to the same period last year, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil ASA, which includes 12 additional one-year extension options.

The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three months ended March 31, 2016 compared to the same period last year, due to the delivery of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015 and one vessel during the third quarter of 2015.

The average number of Teekay Offshore’s operating UMS increased for the three months ended March 31, 2016 compared to the same period last year, due to the delivery of the Arendal Spirit in February 2015.

Income from vessel operations for Teekay Offshore’s Offshore Logistics business increased to $42.5 million for the first quarter of 2016 compared to $32.8 million for the same period last year, primarily as a result of:

•

an increase of $13.9 million in 2016 due to a write-down of vessels of $15.5 million in the first quarter of 2015, partially offset by a gain of $1.6 million on the sale of a vessel in the first quarter of 2015;

•

an increase of $5.4 million in 2016, due to an increase in rates as provided in certain contracts in the time-chartered-out fleet and an increase in revenues in the contract of affreightment fleet due to higher average rates and higher fleet utilization;

•

an increase of $4.4 million in 2016 due to lower general and administrative expenses in Teekay Offshore’s shuttle fleet due to lower management fees primarily from its cost saving initiatives, a decrease in business development costs due to less growth opportunities, and a decrease due to the strengthening of the U.S. Dollar compared to the same period last year;

•	an increase of $3.9 million in 2016 due to the commencement of the East Coast of Canada shuttle tanker contract in June 2015;

•	an increase of $3.7 million in 2016 due to the commencement of the charter contract of the Arendal Spirit UMS in June 2015;

•	an increase of $3.7 million in 2016, due to a reduction in operating expenses and amortization expense due to the commencement of the FSO conversion of the Randgrid in June 2015;

•

an increase of $2.6 million in 2016, from lower operating expenses in the shuttle tanker fleet mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real and due to the timing of repairs and maintenance expenses, fleet overhead and port expenses compared to the same period last year, partially offset by an increase in crew costs compared to the same period last year due to a change in crew composition;

•

an increase of $1.8 million in 2016 from the FSO fleet, primarily due to lower crew costs on the Navion Saga and Dampier Spirit mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar, and due to lower depreciation and amortization expense mainly due to dry-dock costs for the Navion Saga being fully amortized in the fourth quarter of 2015; and

•

an increase of $1.3 million in 2016, due to lower time-charter hire expenses because of the redelivery by Teekay Offshore of the Grena Knutsen in June 2015, partially offset by increased spot-in chartering of shuttle tankers;

partially offset by

•

a decrease of $13.4 million in 2016, mainly due to the expiration during the second quarter of 2015 of a long-term contract at the Heidrun field serviced by Teekay Offshore’s contracts of affreightment fleet;

•	a decrease of $6.0 million in 2016, due to the redelivery of one vessel to Teekay Offshore in April 2015 as it completed its time-charter-out agreement;

•

a decrease of $4.6 million due to higher amortization expense due to a change in the estimated useful life of the shuttle component of all of Teekay Offshore’s shuttle tankers from 25 to 20 years as well as the accelerated amortization of the tanker component of eight older shuttle tankers during the first quarter of 2016, due to the change to their estimated useful lives from 25 to 20 years, partially offset by the write-down of the carrying values of seven shuttle tankers during 2015, and the Navion Europa being fully amortized during the second quarter of 2015;

•

a decrease of $2.4 million in 2016 from the towage fleet primarily due to lower rates and utilization in the first quarter of 2016, and an increase in operating costs and depreciation from the delivery of six vessels during 2015, partially offset by the increase in revenue from these vessels in 2016 and the in-chartering of a vessel in the first quarter of 2015;

•	a decrease of $2.4 million in 2016 due to the sale of the Navion Svenita in March 2015; and

•	a decrease of $2.1 million in 2016 due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As at March 31, 2016, the FPSO fleet consisted of the Petrojarl Knarr, Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50% each. One equity accounted vessel, through Teekay Offshore’s 50/50 joint venture with Odebrecht Oil & Gas S.A., is currently undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands and is scheduled to commence operations in the fourth quarter of 2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). Teekay Offshore acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of charter contract, the charterer ceases paying the capital component of the charter hire six months prior to the redelivery date, which is expected to be August 1, 2016.

Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr, Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.

The average number of Teekay Offshore’s FPSO units increased for the three months ended March 31, 2016 compared to the same period last year, due to the inclusion of the results of the Petrojarl Knarr as from March 9, 2015, when it commenced operations.

Income from vessel operations for Teekay Offshore’s Offshore Production business increased to $39.6 million for the first quarter of 2016 compared to $32.1 million for the first quarter of 2015, primarily as a result of:

•	an increase of $18.2 million in 2016 due to a full quarter of operations for the Petrojarl Knarr FPSO unit;

partially offset by

•

a decrease of $6.2 million in 2016 for the Petrojarl Varg FPSO unit primarily from a decrease in revenues relating to no longer receiving the capital portion of the charter hire from February 1, 2016 due to the termination of the charter contract by Repsol effective August 1, 2016; and

•	a decrease of $3.7 million from higher general and administrative costs primarily due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015.

Equity income increased to $5.3 million for the first quarter of 2016 compared to $4.1 million for the first quarter of 2015. The increase in equity income was primarily due to an increase in unrealized gains on derivative instruments in Teekay Offshore’s investment in the Libra FPSO unit, partially offset by a decrease in revenues for the Itajai FPSO joint venture mainly due to lower production, the strengthening of the U.S. Dollar against the Brazilian Real and a lower maintenance bonus received during the first quarter of 2016 compared to the same period last year.

Teekay Offshore – Conventional Tankers

As at March 31, 2016, Teekay Offshore’s conventional tanker fleet consisted of two conventional tankers which were chartered-in. In March 2016, Teekay Offshore terminated the time-charter out contract of the Kilimanjaro Spirit with a subsidiary of Teekay and received an early termination fee of $4.0 million from Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed to the Blue Pride and the Fuji Spirit was renamed to the Blue Power. As part of the sales, Teekay Offshore is in-chartering these vessels for three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract, commencing during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

In December 2015, Teekay Offshore sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers.

Income from vessel operations increased to $6.2 million from $4.2 million in the three months ended March 31, 2016 compared to the same period last year, primarily due to:

•

an increase of $3.2 million in 2016, from a termination fee of $4.0 million received from Teekay in the first quarter of 2016 relating to the early termination of the time-charter contract of the Kilimanjaro Spirit in March 2016, partially offset by a decrease from the sales of the Fuji Spirit and Kilimanjaro Spirit in December 2015 and March 2016, respectively;

partially offset by

•	a decrease of $1.4 million in 2016, due to the sales of the SPT Explorer and Navigator Spirit in December 2015.

Teekay LNG

Recent Developments in Teekay LNG

During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the Bermuda Spirit and Hamilton Spirit. As a result of Centrofin’s acquisition of the Bermuda Spirit and Hamilton Spirit, we recorded a $27.4 million loss on the sale of these vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. The total proceeds of $94.3 million from the sales were primarily used to repay existing term loans associated with these vessels, which loan balances totaled $88.3 million as at March 31, 2016.

In February 2016, Teekay LNG took delivery of the first of the 11 M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings on order, which commenced its five-year charter contract with a subsidiary of Cheniere Energy, Inc. on February 29, 2016. Teekay LNG’s second MEGI LNG carrier newbuilding is scheduled to be delivered in mid-2016. As at March 31, 2016, Teekay LNG had 10 wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between mid-2016 and early 2019. Teekay LNG has entered into time-charter contracts for all but two of the 10 newbuildings. In addition to Teekay LNG’s wholly-owned LNG carrier newbuildings, it has a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six LNG carrier newbuildings relating to its 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

In February 2016, Exmar LPG BVBA, of which Teekay LNG has a 50% ownership interest, took delivery of the sixth of its 12 liquefied petroleum gas (or LPG) carrier newbuildings on order and the vessel commenced its five-year charter contract with an international energy company based in Norway on February 23, 2016.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG’s 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down its operations of its LNG plant in Yemen in 2015. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to temporarily defer a portion of the charter payments for the two LNG carriers for the period from January 1, 2016 to December 31, 2016. Once the LNG plant in Yemen resumes operations, we anticipate that YLNG will repay the deferred amounts in full, plus interest thereon over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts. Teekay LNG’s proportionate share of the estimated impact of the charter payment deferral for the remainder of 2016 would be a reduction to equity income of approximately $15 million.

In 2015, the Magellan Spirit, one of the MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, had a grounding incident. The charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which, in the view of the charterer, permitted it to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in August 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer under which the charterer will pay $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which Teekay LNG’s proportionate share is $20.3 million. Teekay LNG anticipates the charterer will make this payment by the end of the second quarter of 2016.

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the first quarters of 2016 and 2015 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
	2016	2015	2016	2015	2016	2015
Revenues	78,585	75,934	17,186	21,392	95,771	97,326
Voyage expenses	(117)	—	(340)	(318)	(457)	(318)

Net revenues	78,468	75,934	16,846	21,074	95,314	97,008
Vessel operating expenses	(15,232)	(14,306)	(6,621)	(7,328)	(21,853)	(21,634)
Depreciation and amortization	(18,685)	(18,306)	(4,926)	(5,263)	(23,611)	(23,569)
General and administrative expenses(1)	(4,362)	(5,325)	(1,066)	(1,383)	(5,428)	(6,708)
Loss on sale of vessels	—	—	(27,439)	—	(27,439)	—

Income (loss) from vessel operations	40,189	37,997	(23,206)	7,100	16,983	45,097

Equity income	9,498	18,058	—	—	9,498	18,058

Calendar-Ship-Days(2)
Liquefied Gas Carriers	1,772	1,710	—	—	1,772	1,710
Conventional Tankers	—	—	728	720	728	720

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers

As at March 31, 2016, Teekay LNG’s liquefied gas fleet, including newbuildings, included 50 LNG carriers and 29 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 1,772 days for the first quarter of 2016 from 1,710 days for the first quarter of 2015, as a result of the acquisition of the Creole Spirit on February 18, 2016. During the first quarter of 2016, one of Teekay LNG’s consolidated vessels was off-hire due to a scheduled in-water survey, compared to none of Teekay LNG’s vessels being off-hire during the same period last year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $40.2 million for the first quarter of 2016 compared to $38.0 million for the first quarter of 2015, primarily as a result of the Creole Spirit charter contract commencing on February 29, 2016.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $9.5 million for the first quarter of 2016 compared to $18.1 million for the first quarter of 2015, as set forth in the table below:

	Three Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
(in thousands of U.S. Dollars)	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
Three months ended March 31, 2016	(2,019)	2,012	6,504	(2,375)	5,431	(55)	9,498
Three months ended March 31, 2015	(51)	1,993	6,975	3,879	5,355	(93)	18,058

Difference	(1,968)	19	(471)	(6,254)	76	38	(8,560)

Equity income decreased in the first quarter of 2016 by $8.6 million from the same period last year, primarily as a result of:

The $2.0 million decrease for the three months ended March 31, 2016 compared to the same period in 2015 in Teekay LNG’s 33% investment in the four Angola LNG Carriers was primarily due to higher unrealized losses on derivative instruments as a result of long-term LIBOR benchmark interest rates decreasing for its interest rate swaps compared to the same period in 2015.

The $6.3 million decrease for the three months ended March 31, 2016 compared to the same period in 2015 in Teekay LNG’s 52% investment in the MALT LNG Carriers was primarily due to the temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016, and a lower charter rate on the redeployment of the Methane Spirit after its original time-charter contract expired on March 16, 2015. These decreases were partially offset by increased revenue days for the Magellan Spirit due to its disputed termination of the charter contract and unscheduled off-hire in the first quarter of 2015, and unscheduled off-hire relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015.

Teekay LNG – Conventional Tankers

As at March 31, 2016, Teekay LNG’s conventional tanker fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters.

(Loss) income from vessel operations for Teekay LNG’s conventional tankers was a loss of ($23.2) million for the first quarter of 2016 compared to income of $7.1 million for the first quarter of 2015, primarily as a result of:

•	a decrease of $27.4 million in 2016 due to a loss on sale from Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively;

•

a decrease of $1.7 million due to a decrease from an adjustment upon the finalization of Teekay LNG’s 2015 profit-share revenues relating to the Toledo Spirit and the Teide Spirit recorded in the first quarter of 2016 compared to an increase from an adjustment upon finalization of Teekay LNG’s 2014 profit share relating to the Toledo Spirit recorded in the first quarter of 2015, which was based on the agreement between Teekay LNG and the charterer; and

•

a decrease of $1.0 million for 2016 from the European Spirit, African Spirit and Asian Spirit upon charterer exercising its one-year options in September 2015, November 2015 and January 2016, respectively, resulting in current charter rates being lower than the original charter rates.

Teekay Tankers

Recent Developments in Teekay Tankers

In December 2015, Teekay Tankers entered into a new in-charter contract for one Aframax tanker which was delivered to it in February 2016. The new in-charter contract has a daily rate of $22,750 and is scheduled to expire in March 2021. In addition, two Aframax tankers were redelivered to their respective owners in April 2016 and two Aframax tankers are to be redelivered back to their owners in May 2016.

Operating Results – Teekay Tankers

The following table compares Teekay Tanker’s operating results and number of calendar-ship-days for its vessels for the first quarter of 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the first quarters of 2015 and 2015 to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Three Months Ended
	March 31,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	164,950	103,878
Voyage expenses	(12,823)	(3,834)

Net revenues	152,127	100,044
Vessel operating expenses	(45,073)	(22,441)
Time-charter hire expense	(20,716)	(15,003)
Depreciation and amortization	(27,067)	(13,672)
General and administrative expenses	(5,433)	(3,300)
Restructuring charges	—	(5,324)

Income from vessel operations	53,838	40,304

Equity income	3,814	2,582

Calendar-Ship-Days(1)
Conventional Tankers	5,174	3,500

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market and TCE Rates

The crude tanker market remains well-supported by strong oil supply and demand fundamentals. However, a number of seasonal and one-off factors led to a quarter-on-quarter decline in tanker rates during the first quarter of 2016. These factors included a period of heavy refinery maintenance to make up for maintenance which had been deferred in 2015 due to strong refining margins, mild winter weather in the Northern hemisphere, and rising bunker costs as a result of higher oil prices.

Oil market fundamentals continue to be supportive of crude tanker demand. OPEC oil production remains near record highs and the breakdown of recent talks in Doha between several OPEC and non-OPEC producers will likely result in oil supply remaining at elevated levels in the near-term. Production outside of OPEC continues to decline, with U.S. crude oil production recently falling below 9 million barrels per day (or mb/d) for the first time since October 2014. This slowdown has led to a renewed increase in U.S. crude oil imports, while the recent repeal of the crude oil export ban has resulted in the first few export cargoes leaving the United States. Global oil demand is forecast to grow by 1.2 mb/d in 2016 (based on the average of IEA, EIA, and OPEC forecasts), while relatively low oil prices continue to encourage strategic and commercial stockpiling of oil. Lastly, there continues to be significant port and ullage delays in certain regions, particularly in China, which helps to tighten regional tonnage balances.

We expect global tanker fleet growth to accelerate in 2016, with projected growth of 4.4% and 4.1% in the Suezmax and Aframax / Long Range 2 (LR2) fleets, respectively (up from 1.6% and 3.2% growth in 2015). However, Suezmax fleet growth is more heavily weighted towards the second half of 2016 and thus, the full impact will likely be felt more in 2017. A lack of access to capital in the industry has resulted in virtually no new tanker orders in 2016, with only 1.1 million deadweight of orders placed in the first quarter of 2016, which was the lowest quarter for new tanker orders since the fourth quarter of 2009. If this continues, we expect low global fleet growth after the current order-book delivers over the course of 2016 and 2017.

Overall, we expect that 2016 will be a relatively strong year for crude tanker rates driven by the positive fundamentals of high oil supply, strong oil demand, relatively low oil prices, new trade routes, and moderate fleet growth.

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
	Net Revenues(1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues(2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$61,295	1,696	$36,145	$35,227	893	$39,433
Voyage-charter contracts - Aframax	$38,351	1,466	$26,159	$31,573	1,060	$29,794
Voyage-charter contracts - LR2	$16,092	679	$23,687	$17,183	690	$24,899
Voyage-charter contracts - MR	$3,387	182	$18,609	$3,752	200	$18,751
Time-charter out contracts - Suezmax	$6,082	189	$32,106	—	—	—
Time-charter out contracts - Aframax	$14,410	633	$22,768	$8,254	469	$17,614
Time-charter out contracts - LR2	$2,310	91	$25,388	—	—	—
Time-charter out contracts - MR	—	—	—	$1,970	50	$39,036

Total	$141,927	4,936	$28,756	$97,959	3,362	$29,134

(1)

Excludes a total of $3.6 million in pool management fees and commissions payable for commercial management for Teekay Tankers’ vessels and $0.2 million in other revenue, partially offset by off-hire bunker expense.

(2)

Excludes $12.5 million of full service lightering and lightering support service revenues and $1.2 million of in-process revenue contract revenue for the three months ended March 31, 2016, and $5.3 million of crew redundancy costs recovered from one of Teekay Tankers’ customers for the three months ended March 31, 2015.

(3)	Excludes a total of $2.8 million in pool management fees and commissions payable for commercial management for our vessels and $0.5 million in off-hire bunker and other expenses.

Teekay Tankers – Conventional Tankers

As at March 31, 2016, Teekay Tankers owned 45 double-hulled conventional oil tankers, time-chartered in ten Aframax tankers and two LR2 product tankers from third parties, six ship-to-ship (or STS) support vessels and owned a 50% interest in one very large crude carrier (or VLCC).

Income from vessel operations increased to $53.8 million for the first quarter of 2016 compared to $40.3 million for the same period in the prior year, primarily as a result of:

•

a net increase of $20.6 million in the first quarter of 2016 primarily due to the addition of 12 Suezmax tankers that Teekay Tankers acquired during the second half of 2015, the addition of three Aframax in-charters and one LR2 in-charter that were delivered to Teekay Tankers at various times during 2015 and 2016, and the addition of one Aframax tanker and two LR2 product tankers that Teekay Tankers acquired during the first quarter of 2015, partially offset by the redeliveries of two in-charters to their owners in the first quarter of 2016, the sale of one medium range (or MR) product tanker in late 2015 and changes of employment between fixed-rate charters and spot voyage charters;

•	an increase of $1.8 million in the first quarter of 2016 due to higher rates earned from out-chartered Aframax tankers;

•	a net increase of $1.7 million in the first quarter of 2016 due to results from the STS business which Teekay Tankers acquired during the third quarter of 2015;

•	a net increase of $1.5 million in the first quarter of 2016 due to fewer off-hire days in the first quarter of 2016;

•	an increase of $1.2 million in the first quarter of 2016 due to in-process revenue contract amortization recognized in revenue in the first quarter of 2016; and

•	an increase of $1.1 million in the first quarter of 2016 due to one additional calendar day during the quarter as 2016 is a leap year;

partially offset by

•	a decrease of $7.8 million of revenues resulting from lower average realized TCE rates earned by Suezmax, Aframax, LR2 and MR tankers for the first quarter of 2016;

•

a decrease of $1.7 million in the first quarter of 2016 due to increase in amortization of dry-docking costs during the first quarter of 2016 resulting from high dry-docking activity during the second half of 2015;

•

a net decrease of $1.5 million for the first quarter of 2016 due to higher ship management fees relating to the 17 vessels acquired during the first and third quarters of 2015 and the timing and extent of planned vessel maintenance and repairs, partially offset by lower fleet crew and overhead costs resulting from the timing of crew training initiatives and favorable credits received from the insurance provider;

•

a decrease of $1.3 million in the first quarter of 2016 due to higher time-charter rates related to the profit sharing components and options exercised to extend the in-charter contracts, at higher rates, associated with four Aframax tankers and one LR2 product tanker; and

•

a decrease of $1.2 million in the first quarter of 2016 due to higher corporate expenses incurred during the first quarter of 2016 primarily as a result of legal expenses related to the refinancing of long term debt facilities.

Equity income was $3.8 million for the three months ended March 31, 2016, compared to equity income of $2.6 million, for the same period in the prior year. The increase is primarily due to increases of $1.1 million for the three months ended March 31, 2016, due to higher equity earnings from Teekay Tankers’ 50% interest in TTOL, primarily related to its share of cancellation fees paid to Anglo-Eastern for acquiring their 49% share in Teekay Marine Ltd. during the first quarter of 2015.

Teekay Parent

Recent Developments in Teekay Parent

In December 2014, the board of directors of Teekay Offshore’s general partner approved the acquisition of the Petrojarl Knarr FPSO from Teekay Parent, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The Petrojarl Knarr FPSO achieved first oil and commenced its charter contract with BG Norge Limited (or BG) in March 2015 on a partial charter rate. In June 2015, the Petrojarl Knarr completed its operational testing and commenced its full charter rate and on July 1, 2015 Teekay Parent completed the sale of the Petrojarl Knarr to Teekay Offshore. Teekay Offshore has included the results of the Petrojarl Knarr as from March 9, 2015, when it commenced operations.

In the fourth quarter of 2015, Teekay Parent secured a 12-month, charter-out contract for the Shoshone Spirit VLCC at $49,000 per day, which expires in December 2016.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
(in thousands of U.S. dollars, except calendar-ship-days)	2016	2015	2016	2015	2016	2015	2016	2015
Revenues	55,206	68,933	14,050	16,473	28,470	18,760	97,726	104,166
Voyage expenses	(9)	(9)	(98)	(78)	(773)	—	(880)	(87)

Net revenues	55,197	68,924	13,952	16,395	27,697	18,760	96,846	104,079
Vessel operating expenses	(44,848)	(51,360)	(2,416)	(3,634)	(6,499)	(5,567)	(53,763)	(60,561)
Time-charter hire expense	(6,433)	(7,084)	(11,502)	(10,436)	(12,290)	(11,307)	(30,225)	(28,827)
Depreciation and amortization	(17,798)	(16,869)	(870)	(713)	111	113	(18,557)	(17,469)
General and administrative expenses(1)	(3,547)	(5,759)	(269)	(510)	(3,281)	(6,169)	(7,097)	(12,438)
Restructuring charges	(271)	—	—	—	(13,715)	(1,782)	(13,986)	(1,782)

(Loss) income from vessel operations	(17,700)	(12,148)	(1,105)	1,102	(7,977)	(5,952)	(26,782)	(16,998)

Equity (loss) income	(2,658)	(5,073)	2,806	1,525	(341)	(301)	(193)	(3,849)

Calendar-Ship-Days(2)
FPSO Units	273	270	—	—	—	—	273	270
Conventional Tankers	—	—	440	630	—	—	440	630
Gas Carriers	—	—	—	—	182	180	182	180
FSO Units	91	90	—	—	182	180	273	270
Shuttle Tankers	182	180	—	—	—	—	182	180
Bunker Barges	—	—	—	—	182	—	182	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production for Teekay Parent consists of its FPSO units. As at March 31, 2016, Teekay Parent had a direct interest in three 100% owned operating FPSO units.

The Hummingbird Spirit FPSO unit’s current charter contract expires on March 31, 2017 unless terminated by the charterer upon 90 days’ notice. The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil have negatively impacted our incentive compensation under these contracts and may negatively impact our revenues in future periods if the oil price remains at or falls below current levels.

In mid-March 2015, the Petrojarl Knarr FPSO unit achieved first oil and commenced its charter contract with BG, and during June 2015 the unit completed operational testing and commenced at the contract’s full charter rate. On July 1, 2015 Teekay Parent completed the sale of the Petrojarl Knarr FPSO unit to Teekay Offshore. The Teekay Parent results for the year ended December 31, 2015 have been retrospectively adjusted to exclude the results of the Petrojarl Knarr FPSO from March 2015 when the unit commenced operations, and the results for Teekay Offshore have been retrospectively adjusted to include the results of the Petrojarl Knarr from March 2015.

Loss from vessel operations for Teekay Parent’s Offshore Production business increased to $17.7 million for the first quarter of 2016 compared to $12.1 million for the same period last year, primarily as a result of:

•	a decrease of $6.8 million from the Banff FPSO unit due to higher repairs and maintenance costs and off-hire due to the temporary loss of two mooring lines in the first quarter of 2016;

partially offset by

•

a decrease of $2.2 million in general and administrative costs primarily due to legal costs incurred in the first quarter of 2015 associated with the Banff FPSO unit relating to repairs and upgrades after the storm event in December 2011.

Teekay Parent – Conventional Tankers

As at March 31, 2016, Teekay Parent had a direct interest in one conventional tanker, two in-chartered conventional tankers from third parties, and one in-chartered conventional tanker from Teekay Tankers. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three months ended March 31, 2016 compared to the same period in the prior year due to the redeliveries of three Aframax in-charters to Teekay Offshore.

(Loss) income from vessel operations for Teekay Parent’s conventional tankers decreased to a loss of $1.1 million for the first quarter of 2016 compared to income of $1.1 million in the same period in the prior year, primarily as a result of:

•

a decrease of $4.0 million for the three months ended March 31, 2016 due to the cancellation fee paid by Teekay Parent to Teekay Offshore related to the termination of a time-charter contract in the first quarter of 2016; and

•	a decrease of $1.4 million for the three months ended March 31, 2016 due to a higher time-charter hire rate for an Aframax in-charter in the first quarter of 2016;

partially offset by

•	an increase of $2.0 million for the three months ended March 31, 2016 due to a distribution received from Gemini Pool L.L.C.; and

•

a net increase of $1.0 million for the three months ended March 31, 2016 due to lower vessel operating expenses from the termination of bareboat contracts of two Aframax tankers that Teekay Parent in-chartered from Teekay Offshore and lower time-charter hire expense from the redeliveries of three in-chartered conventional tankers to Teekay Offshore, partially offset by the loss of revenue due to the redeliveries of those tankers.

Teekay Parent – Other and Corporate G&A

As at March 31, 2016, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

Loss from vessel operations for Teekay Parent increased to $8.0 million for the first quarter of 2016 compared to $6.0 million for the first quarter of 2015, primarily as a result of:

•

an increase of $9.4 million mainly due to less revenues earned as a result of the termination of time-charters of Polar Spirit and Arctic Spirit in the fourth quarter of 2015 and the first quarter of 2016;

partially offset by

•	a decrease of $1.8 million due to restructuring charges for the reorganization of Teekay’s marine operations and corporate services in the first quarter of 2015;

•

a decrease of $1.6 million due to transaction fees received from Tankers Investments Ltd. (or TIL) for our arrangement of the sales of the Voss Spirit and Hemsedal Spirit vessels by TIL in the first quarter of 2016; and

•	a decrease of $4.0 million due to earnings generated on technical, crew and commercial management services provided for an increased fleet size in the first quarter of 2016.

Equity loss decreased to $0.2 million for the first quarter of 2016 compared to $3.8 million for the first quarter of 2015, primarily due to a deferred tax asset write down and foreign exchange loss in Teekay Parent’s 43% investment in Sevan Marine ASA in the first quarter of 2015.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three months ended March 31, 2016 and 2015:

(in thousands of U.S. dollars, except percentages)	Three Months Ended March 31,
	2016	2015	% Change
Interest expense	(72,203)	(51,346)	40.6
Interest income	1,322	1,530	(13.6)
Realized and unrealized loss on non-designated derivative instruments	(107,621)	(83,386)	29.1
Foreign exchange (loss) gain	(10,514)	17,510	(160.0)
Other income	150	375	(60.0)
Income tax (expense) recovery	(1,076)	995	(208.1)

Interest Expense. Interest expense increased to $72.2 million for the first quarter of 2016, from $51.3 million for the same period last year, primarily due to:

•

an increase of $7.0 million for the three months ended March 31, 2016, due to a full quarter of operations of the Petrojarl Knarr FPSO unit during the first quarter of 2016 compared to the commencement of operations of the unit on March 9, 2015 in the same period last year;

•

an increase of $5.9 million in Teekay Tankers for the three months ended March 31, 2016 due to additional interest incurred to finance the acquisition of the 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers that were acquired during 2015;

•	an increase of $3.2 million for the three months ended March 31, 2016, in Teekay Parent mainly due to capitalized interest relating to the Petrojarl Knarr FPSO unit in the first quarter of 2015;

•

an increase of $2.8 million for the three months ended March 31, 2016, due to interest expense incurred relating to costs associated with the delay in delivery of Teekay Offshore’s second UMS newbuilding;

•

an increase of $1.5 million for the three months ended March 31, 2016, due to borrowings and loan costs Teekay Offshore incurred relating to the six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $30.0 million of senior secured bonds Teekay Offshore issued in February 2015;

•

an increase of $1.4 million for the three months ended March 31, 2016 relating to the ineffective portion of unrealized losses recognized for hedge-accounted swaps entered in January 2016 by Teekay LNG; and

•	an increase of $1.1 million for the three months ended March 31, 2016 relating to interest incurred on a capital lease obligation for the Creole Spirit upon its delivery in February 2016;

partially offset by

•

a decrease of $2.4 million for the three months ended March 31, 2016, due to an increase in capitalized interest and lower average debt balances in Teekay Offshore, partially offset by higher average interest rates on existing debt facilities compared to the same period last year.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income. Net realized and unrealized losses on non-designated derivatives were ($107.6) million for the first quarter of 2016, compared to ($83.4) million for the first quarter of 2015, as detailed in the table below:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2016	2015
Realized losses relating to:
Interest rate swap agreements	(23,180)	(27,889)
Interest rate swap agreement terminations	(8,140)	—
Foreign currency forward contracts	(4,996)	(5,428)

	(36,316)	(33,317)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(81,054)	(43,660)
Foreign currency forward contracts	13,971	(6,329)
Stock purchase warrants	(4,222)	(80)

	(71,305)	(50,069)

Total realized and unrealized losses on derivative instruments	(107,621)	(83,386)

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized gains and losses on interest rate swaps for the first quarters of 2016 and 2015 were primarily due to changes in the forward interest rates.

During the first quarters of 2016 and 2015, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.4 billion and $3.6 billion, with average fixed rates of approximately 3.3% and 3.4%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $23.2 million and $27.9 million during the three-month periods ended March 31, 2016 and March 31, 2015, respectively, under our interest rate swap agreements. We also had a realized loss of $8.1 million during the first quarter of 2016 from the early termination of one interest rate swap. We recognized realized losses of $5.0 million for the first quarter of 2016 compared to $5.4 million for the first quarter of 2015 under the foreign currency forward contracts.

Primarily as a result of significant changes in long-term benchmark interest rates during 2016 and 2015, we recognized unrealized losses of $81.1 million for the first quarter of 2016 compared to $43.7 million for the first quarter of 2015 under the interest rate swap agreements. We recognized unrealized gains of $14.0 million for the first quarter of 2016 compared to unrealized losses of $6.3 million for the first quarter of 2015 under the foreign currency forward contracts.

In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the first quarter of 2016, we recognized a $4.2 million unrealized loss, primarily due to a decline in TIL’s share price, compared to an unrealized loss of $0.1 million for the first quarter of 2015 on the stock purchase warrants, which are included in the total unrealized derivative losses. Please read “Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Foreign Exchange (Loss) Gain. Foreign currency exchange loss was ($10.5) million for the first quarter of 2016 compared to a foreign currency exchange gain of $17.5 million for the first quarter of 2015. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the first quarter of 2016, foreign currency exchange losses include realized losses of $37.6 million (2014—losses of $4.2 million) and unrealized gains of $74.2 million (2015 – losses of $55.7 million) on our cross currency swaps and unrealized losses of $39.8 million (2015 – gain of $52.7 million) on the revaluation of our NOK-denominated debt. For the first quarter of 2016, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases.

Income Tax (Expense) Recovery. Income tax (expense) recovery was ($1.1) million for the first quarter of 2016 compared to $1.0 million for the first quarter of 2015. The increase in income tax expense for 2016 was primarily due to an increase in the provision for freight taxes by Teekay Tankers for the three months ended March 31, 2016, compared to the same period last year, partially offset by an increase in Teekay Offshore’s deferred income tax recovery for the three months ended March 31, 2016, compared to the same period last year, primarily due to a reversal of an uncertain tax position as a result of receiving a favorable ruling during the three months ended March 31, 2016.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Corporation - Consolidated

Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $917.2 million, which mostly relates to our remaining 2016 capital expenditure commitments. We are currently in the process of securing additional financing from various sources for our remaining capital commitments relating to our portion of newbuildings on order as at March 31, 2016. As at March 31, 2016, Teekay Corporation’s total consolidated cash and cash equivalents was $658.2 million, compared to $678.4 million at December 31, 2015. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $851.3 million as at March 31, 2016, compared to $860.7 million as at December 31, 2015.

We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for future growth projects and to reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions, new bank borrowings, the issuance of new debt and equity securities.

Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter sections that follow.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and nine loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2016, these vessel market value to loan ratios ranged from 122.2% to 195.1% compared to their minimum required ratios of 105% to 125%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2016 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at March 31, 2016, this aggregate amount was $398.0 million. At March 31, 2016 we were in compliance with all covenants required by our credit facilities and other long-term debt.

Teekay Parent’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG, and shares of Class A common stock of Teekay Tankers owned by us. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loan exceeds the loan-to-value ratio, Teekay Parent must prepay amounts under the facility. As of March 31, 2016, based on the loan-to-value thresholds, there was $35.9 million of credit available under this facility, of which $28.2 million was drawn and $7.7 million was available but undrawn. We are currently in negotiations with banks to increase the amount that can be drawn under this facility.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2016, are $0.8 billion (remainder of 2016), $1.1 billion (2017), $1.6 billion (2018), $0.9 billion (2019), $1.1 billion (2020) and $1.7 billion (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk. “

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Teekay Parent

In September 2015, Teekay Parent entered into a Framework Cooperation Agreement with The Export-Import Bank of China for up to $1 billion in new loan facilities. The agreement provides the basis for further negotiations between the parties about the potential loan facilities. If completed, such loan facilities would be made available to Teekay Parent and its subsidiaries, including the Daughter Companies, to finance the construction or conversion of vessels from shipyards in China over the next three years.

Teekay Parent continues to own three FPSO units and one conventional tanker and to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at March 31, 2016, Teekay Parent’s total cash and cash equivalents was $139.9 million, compared to $221.0 million at December 31, 2015. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $147.6 million as at March 31, 2016, compared to $234.5 million as at December 31, 2015.

In addition to Teekay Offshore’s financing initiatives (see details below), Teekay Parent is executing on various initiatives to increase its financial strength and flexibility. The main financing initiatives include:

•

financing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, between $112.5 million and $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Parent’s 50 percent interest in three infield support vessel tugs for Royal Dutch Shell’s Prelude FLNG unit; and

•	issuing $100 million of common shares.

Completion of each of these initiatives is subject to, and conditioned upon, completion of each of the other initiatives described above, as well as the financing initiatives being undertaken by Teekay Offshore described below.

In May 2016, Teekay Parent completed the $50 million refinancing of an existing debt facility relating to the Shoshone Spirit VLCC and entered into an agreement to issue $100 million of common shares at a price of $8.32 per common share, which common share financing is contingent upon the closing of Teekay Offshore’s proposed $200 million equity financing described below. Subsequent to March 31, 2016, Teekay Parent agreed to sell its 50% interest in the three infield support vessel tugs. Teekay Parent expects to complete all these initiatives before June 30, 2016. There can be no assurance that any of these initiatives will be completed before June 30, 2016, if at all.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Offshore

Teekay Offshore’s business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow its vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on its preferred units, was generally paid out to our common unitholders within approximately 45 days after the end of each quarter. As discussed in the Teekay Corporation section above, Teekay Offshore announced a temporary reduction to its quarterly cash distributions with effect from the fourth quarter of 2015 to $0.11 from $0.56 per common unit, as a result of increased cash reserves for, among other things, capital expenditures and anticipated future credit needs. Teekay Offshore’s near-term business strategy is now primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Teekay Offshore’s primary liquidity needs for the remainder of 2016 and for 2017 are to pay existing, committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on its outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that Teekay Offshore’s primary sources of funds for the remainder of 2016 and for 2017 will be cash flows from operations, bank debt, equity offerings and proceeds from the sale of certain assets. As at December 31, 2015 Teekay Offshore had estimated cash flow gaps of approximately $250 million in 2016 and $90 million in 2017. These cash flow gaps represent the difference between (a) cash inflows from cash flow from vessel operations, dividends from Teekay Offshore’s equity accounted joint ventures and borrowings under committed and anticipated debt financings and refinancings, and (b) cash outflows of expected capital expenditures, equity investments in joint ventures, secured and unsecured debt repayments, interest expense and Teekay Offshore’s anticipated distributions on common and preferred units.

These cash flow gaps do not take into account utilizing any of Teekay Offshore’s existing liquidity balance of approximately $283 million as at December 31, 2015. For debt covenant purposes, Teekay Offshore is required to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $175 million as at December 31, 2015.

Since early 2016, Teekay Offshore has been executing on a series of financing initiatives intended to fund its unfunded capital expenditures and upcoming debt maturities. The main financing initiatives include:

•

obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility on six un-mortgaged vessels, and an additional $35 million tranche on an existing debt facility secured by two shuttle tankers;

•	refinancing $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit;

•	extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore’s existing NOK senior unsecured bonds, previously due in January 2017 and January 2018;

•	extending beyond 2018 the maturity date of $200 million of existing intercompany loans made by Teekay Parent to Teekay Offshore;

•	issuing $200 million of preferred equity; and

•	deferring the delivery of the two remaining UMS newbuildings.

Completion of each of these initiatives is subject to, and conditioned upon, completion of each of the other initiatives described above, as well as financing initiatives being undertaken by Teekay Corporation described above. There can be no assurance that any of these initiatives will be completed before June 30, 2016, if at all.

In April 2016, Teekay Offshore completed the new $35 million tranche on the existing debt facility secured by two shuttle tankers. In May 2016, Teekay Offshore received lender commitments for the other bank financing initiatives, received a majority of lender commitments for the Petrojarl Varg FPSO refinancing, received commitments from a majority of the NOK bondholders to extend the bond maturities (although 66.7% of the votes are required to approve the proposal), extended the Teekay Corporation loan maturity, is in discussions to defer the delivery of the two remaining UMS newbuildings and is in advanced discussions relating to the preferred equity financing. Teekay Offshore expects to complete all these initiatives before June 30, 2016.

In addition, Teekay Offshore is evaluating or pursuing a number of potential sources of financing to increase its available liquidity, including securing additional debt financing on its under-levered assets, entering into sale-leaseback transactions, divesting of assets, issuing equity securities through its continuous offering program, paying certain distributions with common units, accessing the unsecured bond market, utilizing existing liquidity and/or seeking loans from Teekay. There can be no assurance that any such financing will be available to Teekay Offshore on acceptable terms, if at all.

Teekay Offshore’s ability to continue to expand the size of its fleet over the long-term is in part dependent upon its ability to continue to generate operating cash flow, particularly from its shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

As at March 31, 2016, Teekay Offshore’s total future contractual obligation for vessels and newbuildings and committed conversions, including its 50% interest in the Libra FPSO conversion, was $1.4 billion, consisting of $676.2 million (remainder of 2016), $456.1 million (2017), $84.2 million (2018) and $174.1 million (2019). Of this $1.4 billion of future contractual obligations, Teekay Offshore has pre-arranged financing in place of $563.2 million and remaining funding requirements of $113.0 million (remainder of 2016), $456.1 million (2017), $84.2 million (2018) and $174.1 million (2019). Teekay Offshore expects to manage these funding requirements from the above-mentioned financing initiatives and the deferral of shipyard deliveries and associated payments of its contractual obligations.

As at March 31, 2016, Teekay Offshore’s total consolidated cash and cash equivalents were $335.8 million, compared to $258.5 million at December 31, 2015. Teekay Offshore’s total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $335.8 million as at March 31, 2016 compared to $282.7 million as at December 31, 2015. The increase in liquidity was primarily due to: proceeds from the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; the timing of payments received from customers; the timing of the settlements of intercompany balances and a decrease in collateral on cross currency swaps; partially offset by the scheduled repayments or prepayments of outstanding term loans and NOK bonds; and payments for committed newbuildings and conversions (please read Item 1 – Financial Statements: Note 10 – Commitments and Contingencies).

As at March 31, 2016, Teekay Offshore had a working capital deficit of $540.5 million, compared to a working capital deficit of $504.5 million at December 31, 2015. The current portion of long-term debt increased mainly due to the reclassification of NOK 600 million unsecured bonds maturing in January 2017 and one term loan and one revolving credit facility maturing in the first quarter of 2017 to current portion of long-term debt as at March 31, 2016, the drawdown of one existing revolving debt facility and the drawdown of existing term loans to finance the installment payments on the four towing and offshore installation newbuildings. The due to affiliates balance in current liabilities decreased mainly due to the refinancing of the $100 million convertible promissory note issued to Teekay in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay to Teekay Offshore, with a $200 million long-term subordinate promissory note issued to Teekay Corporation by Teekay Offshore, which matures in 2019. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow and other funding initiatives including the above-mentioned initiatives.

Teekay LNG

Teekay LNG’s business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Prior to the fourth quarter of 2015, the operating cash flow generated by Teekay LNG’s vessels each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, was generally paid out to its unitholders and general partner as cash distributions within approximately 45 days after the end of each quarter. As discussed in the Teekay Corporation section above, Teekay LNG announced a temporary reduction to its quarterly cash distributions with effect from the fourth quarter of 2015 to $0.14 from $0.70 per unit, as a result of increased cash reserves for, among other things, capital expenditures and debt repayments. Teekay LNG’s near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Teekay LNG’s primary liquidity needs for the remainder of 2016 to 2018 include payment of its quarterly distributions, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term, bank debt maturities, capital expenditures it is committed to and the funding of general working capital requirements. We anticipate that Teekay LNG’s primary source of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends from its equity accounted joint ventures. For the remainder of 2016 to 2018, we expect that Teekay LNG’s existing liquidity, combined with the cash flow we expect it to generate from its operations and receive as dividends from its equity accounted joint ventures will be sufficient to finance its liquidity needs, specifically the equity portion of Teekay LNG’s committed capital expenditures. This assumes that Teekay LNG is able to secure debt financing for an adequate portion of its committed capital expenditures and it is able to refinance its loan facilities maturing in 2016 to 2018 and its NOK-denominated bonds due in 2018. In terms of debt financing for committed capital expenditures, in February 2016, Teekay LNG secured financing for one of its MEGI LNG carrier newbuildings scheduled to deliver in 2016 through a sale-leaseback transaction of approximately $179 million. In addition, Teekay LNG has committed debt financing in place for the vessels under construction for the BG Joint Venture. Teekay LNG is actively working on obtaining debt financings for the six LNG carriers under construction for the Yamal LNG Joint Venture, the five LNG carriers under construction that have been chartered to a wholly-owned subsidiary of Royal Dutch Shell PLC along with one of the other LNG carriers under construction at Daewoo Shipbuilding & Marine Engineering Co., and the assets of the Bahrain LNG Joint Venture (defined below) and associated Floating Storage Unit (or FSU).

Teekay LNG’s liquidity needs beyond 2018 decline significantly compared to 2016 to 2018, as a majority of its commitments for capital expenditures relate to 2016 to 2018. Teekay LNG’s ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

As at March 31, 2016, Teekay LNG has one credit facility that requires it to maintain a vessel value to outstanding loan principal balance ratio of 115%, which was 195%. The vessel value was determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, Teekay LNG’s estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at March 31, 2016, Teekay LNG’s consolidated cash and cash equivalents were $114.1 million, compared to $102.5 million at December 31, 2015. Teekay LNG’s total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $264.1 million as at March 31, 2016, compared to $232.5 million as at December 31, 2015. The increase in total consolidated liquidity was primarily due to a sale-leaseback financing transaction in February 2016 relating to the Creole Spirit.

As at March 31, 2016, Teekay LNG had a working capital deficit of $50.2 million. In May 2016, Teekay LNG refinanced a $50.4 million debt facility, which was scheduled to mature in 2016, with a new $60.0 million three-year term loan. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2016, Teekay LNG had undrawn revolving credit facilities of $150.0 million.

Teekay Tankers

Teekay Tankers’ business model is to own and charter out oil and product tankers and it employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Teekay Tankers’ primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions.

As at March 31, 2016, Teekay Tankers’ total cash and cash equivalents was $68.4 million, compared to $96.4 million at December 31, 2015. Teekay Tankers’ cash balance as at March 31, 2016, decreased primarily as a result of a net reduction in its long-term debt in conjunction with the refinancing of its long-term debt facilities and dividends paid.

Teekay Tankers’ total liquidity, including cash and undrawn credit facilities, was $103.9 million as at March 31, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that Teekay Tankers’ primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet Teekay Tankers’ existing liquidity needs for at least the next 12 months.

Teekay Tankers’ short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Teekay Tankers’ short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, Teekay Tankers distributed a portion of its cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on its common shares. Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers has adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of Teekay Tankers’ quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of Teekay Tankers’ financial results.

Teekay Tankers’ long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers’ long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from Teekay Tankers’ continuous offering program. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay two bridge loan facilities, which matured in late January 2016, and also Teekay Tankers’ main corporate revolving credit facility, which was scheduled to mature in 2017. As of March 31, 2016, the $894.4 million long-term debt facility had a total outstanding balance of $827.4 million, of which, $334.1 million relates to the revolving credit facility and $493.3 million relates to the term loan.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2016	2015
Net operating cash flows	147,395	181,668
Net financing cash flows	(230,884)	371,056
Net investing cash flows	63,255	(675,117)

Operating Cash Flows

Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have increased recently after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil prices, the recent reduction in global oil prices may negatively impact our operating cash flows.

Consolidated net cash flow from operating activities decreased to $147.4 million for the first quarter of 2016, from $181.7 million for the first quarter of 2015. This decrease was primarily due to $45.0 million lower dividends received from our joint ventures and $24.5 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations), partially offset by $40.3 million net increase in income from vessel operations before depreciation, amortization, asset impairments, net gain (loss) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses.

For further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows

The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies did not raise any net proceeds from issuances of new equity to the public and to third-party investors in the first quarter of 2016, compared to $20.3 million raised in the first quarter of 2015. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally has increased, which has resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. As described above, distributions from Teekay Offshore and Teekay LNG have been temporarily reduced commencing with the distributions relating to the fourth quarter of 2015. Distributions to non-controlling interests decreased to $26.0 million in the first quarter of 2016 from $82.1 million in the first quarter of 2015. In addition, distributions from the Daughter Companies to Teekay Parent decreased to $13.0 million in the first quarter of 2016 from $45.3 million in the first quarter of 2015.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was ($30.4) million for the first quarter of 2016, compared to $570.8 million for the first quarter of 2015.

Dividends paid by Teekay during the first quarter of 2016 on its outstanding common stock were $4.0 million, compared to $22.9 million in the first quarter of 2015, or $0.055 per share for 2016 and $0.3163 per share for 2015.

Investing Cash Flows

During the first quarter of 2016, we incurred capital expenditures for vessels and equipment of $178.5 million. Teekay LNG received $179.4 million from the sale-leaseback financing transaction completed on the Creole Spirit in February 2016, and used cash of $151.4 million primarily relating to newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings. Teekay Offshore incurred capital expenditures of $25.3 million, primarily for relating to newbuilding installments payments. Teekay Offshore received proceeds of $55.3 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

During the first quarter of 2015 we incurred capital expenditures for vessels and equipment of $665.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $54.7 million of capital expenditures primarily for the installment payments and conversion costs of the Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $321.8 million, including a $167.0 million final installment on the Arendal Spirit UMS, $105.2 million on the three towing and offshore handling vessels delivered in the first quarter of 2015, $14.3 million on FSO conversion costs, $13.8 million for upgrade costs on the Petrojarl I FPSO unit, installments of $5.9 million on the four newbuilding towing vessels and $15.6 million on various other vessel additions. Teekay LNG incurred capital expenditures of $61.7 million relating to newbuilding installments for three of its nine MEGI LNG newbuilding vessels. In addition, Teekay Tankers incurred capital expenditures of $226.9 million relating to the acquisition of four LR2 product tankers and one Aframax tanker. Teekay Offshore had an increase in restricted cash due to $34.1 million of cash held as security related to the purchase of the three towing and offshore installation vessels. In addition, we invested $7.0 million in our equity-accounted investees, primarily related to Teekay Offshore’s 50% interest in the Libra FPSO joint venture and we were repaid $15.9 million from our equity-accounted investees. During the first quarter of 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at March 31, 2016:

							Beyond
	Total	2016	2017	2018	2019	2020	2020
	In millions of U.S. Dollars
Teekay Offshore
Bond repayments(1) (2)	610.3	—	82.6	96.8	430.9	—	—
Scheduled repayments of long-term debt(1)	2,009.1	266.6	368.6	343.8	279.8	187.8	562.5
Repayments on maturity of long-term debt(1)	730.1	113.6	184.7	144.1	25.0	40.0	222.7
Chartered-in vessels (operating leases)	112.2	50.4	41.4	16.7	3.7	—	—
Newbuildings installments/conversion(3)	1,390.6	676.2	456.1	84.2	174.1	—	—

	4,852.3	1,106.8	1,133.4	685.6	913.5	227.8	785.2

Teekay LNG
Bond repayments(2) (4)	314.4	—	84.7	108.8	—	120.9	—
Scheduled repayments of long-term debt(2) (5)	724.0	102.6	140.2	125.2	74.4	73.8	207.8
Repayments on maturity of long-term debt(2) (5)	962.6	—	—	583.7	26.7	—	352.2
Commitments under capital leases(6)	313.0	17.3	46.2	42.6	15.3	15.3	176.3
Commitments under operating leases(7)	313.6	18.1	24.1	24.1	24.1	24.1	199.1
Newbuildings installments/shipbuilding supervision(8)	3,050.3	372.2	963.1	1,005.9	506.1	203.0	—

	5,677.9	510.2	1,258.3	1,890.3	646.6	437.1	935.4

Teekay Tankers
Scheduled repayments of long-term debt(9)	591.8	129.0	128.4	111.8	110.0	110.0	2.6
Repayments on maturity of long-term debt(9)	508.0	—	77.6	65.5	—	—	364.9
Chartered-in vessels (operating leases)(10)	86.5	39.8	20.4	8.3	8.3	8.3	1.4

	1,186.3	168.8	226.4	185.6	118.3	118.3	368.9

Teekay Parent
Bond repayments(11)	592.7	—	—	—	—	592.7	—
Scheduled repayments of long-term debt(11)	16.7	16.7	—	—	—	—	—
Repayments on maturity of long-term debt(11)	246.0	217.8	—	28.2	—	—	—
Chartered-in vessels (operating leases)	16.3	6.8	9.1	0.4	—	—	—
Newbuildings installments(12)	19.9	19.9	—	—	—	—	—
Asset retirement obligation	25.3	—	—	—	—	25.3	—

	916.9	261.2	9.1	28.6	—	618.0	—

Total	12,633.4	2,047.0	2,627.2	2,790.1	1,678.4	1,401.2	2,089.5

(1)

Excludes expected interest payments of $106.3 million (remainder of 2016), $88.5 million (2017), $68.3 million (2018), $42.9 million (2019), $24.5 million (2020) and $45.6 million (beyond 2020). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% (variable-rate loans) as at March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt and Norwegian Kroner (or NOK) –denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2016.
(3)

Consists of Teekay Offshore’s four towing and offshore installation newbuildings, three shuttle tanker newbuildings, two UMS newbuildings, its 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Teekay Offshore is currently in discussions with the shipyard to defer the delivery of its two remaining UMS newbuildings, which would result in moving the full commitment of $402.2 million, including associated outstanding bonds, to a later period. Teekay Offshore has pre-arranged financing of approximately 563.2 million relating to its capital expenditure commitments for 2016.

(4)

Excludes expected interest payments of $12.8 million (remainder of 2016), $13.5 million (2017), $9.7 million (2018), $5.8 million (2019), and $2.9 million (2020). Expected interest payments are based on NIBOR at March 31, 2016, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2016. The expected interest payments do not reflect the effect of the related cross currency swaps that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our NOK-denominated long-term debt.

(5)

The repayment amounts give pro forma effect to the completed refinancing in May 2016 on one of Teekay LNG’s term loans maturing in 2016 with a new $60.0 million three-year term loan. Excludes expected interest payments of $23.8 million (remainder of 2016), $29.7 million (2017), $21.1 million (2018), $12.7 million (2019), $11.9 million (2020) and $35.8 million (beyond 2020). Expected interest payments are based on LIBOR or EURIBOR at March 31, 2016, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(6)

Includes, in addition to lease payments, amounts Teekay LNG may be or are required to pay to purchase the leased vessels at the end of their respective lease terms. For two of its three capital lease obligations, the lessor has the option to sell two Suezmax tankers under capital lease to Teekay LNG at any time during the remaining lease term; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease term expire, which is during the years 2017 to 2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(7)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $276.2 million for these leases from the remainder of 2016 to 2029.
(8)

As at March 31, 2016, Teekay LNG has 10 LNG carrier newbuildings on order and the remaining cost for these newbuildings totaled $1,688.6 million, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four newbuilding LNG carriers and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG’s proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $70.9 million as of March 31, 2016. However, as part of this agreement with BG, Teekay LNG expects to recover $17.2 million of the shipbuilding supervision and crew training costs from BG between the remainder of 2016 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at March 31, 2016, Teekay LNG’s 50% share of the estimated remaining cost for these six newbuildings totaled $942.3 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which is estimated to be $2.1 billion.

In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture. The project will be owned and operated under a 20-year agreement commencing in mid-2018 with a fully-built up cost of approximately $872.0 million. As at March 31, 2016, Teekay LNG’s 30% share of the estimated remaining costs is $261.6 million. The Bahrain LNG Joint Venture intends to secure debt financing for approximately 75% of the fully built-up cost of the LNG receiving and regasification terminal in Bahrain.

The table above includes Teekay LNG’s proportionate share of the newbuilding costs, net of secured financing, for six LPG carrier newbuildings scheduled for delivery between the remainder of 2016 and 2018 in the joint venture between Exmar NV and Teekay LNG. As at March 31, 2016, Teekay LNG’s 50% share of the estimated remaining cost for these six newbuildings, net of secured financing within the joint venture, totaled $86.9 million, including estimated interest and construction supervision fees.

(9)

Excludes expected interest payments of $17.5 million (remaining in 2016), $20.0 million (2017) $16.4 million (2018), $13.4 million (2019) $10.6 million (2020) and $4.7 million (beyond 2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at March 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers have used to hedge certain of its floating-rate debt.

(10)

Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of March 31, 2016. If Teekay Tankers exercise all options to extend the terms of these in-chartered leases, it would expect total additional payments of $39.8 million (remaining in 2016), $32.3 million (2017) 16.7 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (beyond 2021).

(11)

Excludes expected interest payments of $41.7 million (remainder of 2016), $51.7 million (2017), $51.0 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 1.6% and 3.95% as at March 31, 2016. The expected interest payments do not reflect the effect or related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(12)

Relates to the remaining payments of $19.9 million under the newbuilding contracts Teekay has through a 50/50 joint venture with Kotug. Subsequent to March 31, 2016, Teekay Parent agreed to sell its 50% interest in the newbuildings to Kotug.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2015.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.

Goodwill

Based on conditions that existed at March 31, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2016 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects;

•

offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production in the tanker market;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the impact of the Principal Maritime vessel and SPT acquisition on Teekay Tankers’ cash flows and fleet utilization;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our expectations regarding trading of certain vessels in the spot tanker market;

•	future capital expenditure and the availability of capital resources to fund capital expenditures;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our expected sources of funds for liquidity and working capital needs and our ability to enter into new bank financings and to refinance existing indebtedness;

•

certainty of completion, the completion dates, extension of deliveries or maturities and the estimated amount of financings, refinancings and equity issuances under our financing plan for Teekay Parent and Teekay Offshore, and the impact of such financing initiatives on the financial position of Teekay Parent and Teekay Offshore;

•	expected financing for the Yamal LNG Joint Venture;

•

our expectations regarding the financing, schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by the Bahrain LNG Joint Venture, and our expectations regarding the supply, modification and charter of the FSU vessel for the project;

•	the ability of the Libra joint venture to drawdown on its $804 million long-term facility for the new FPSO unit conversion for the Libra field;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the expected resolution of legal claims against us;

•	the outcome of claims by Sevan due to the failure, prior to Teekay Offshore’s acquisition of Logitel, of Logitel to obtain shareholder approval under Norwegian law for certain transactions;

•	the outcome of the claim from Petrobras associated with the Piranema Spirit FPSO;

•	our expectation of collecting a settlement amount from the charterer of the Magellan Spirit prior to the end of the second quarter of 2016;

•	the expected off-hire and other impacts of damage to the gangway of the Arendal Spirit;

•	payment of additional consideration for our acquisitions of Logitel and the capabilities of the UMS;

•

the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG;

•	our expectations regarding the potential financial exposure to us if the UK taxing authority challenged the tax benefits available under certain of our former and current leasing arrangements;

•	the cost of supervision and crew training in relation to the BG Joint Venture and our expected recovery of a portion of those costs;

•	the future valuation or impairment of goodwill;

•	the expected redelivery date of the Petrojarl Varg FPSO;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments;

•	expected uses of proceeds from vessel or securities transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations;

•	the timing and amount of dividends distributed by our equity accounted joint ventures;

•

the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers, including the temporary nature of current reduced distribution levels for Teekay Offshore and Teekay LNG; and

•	our ability to pay dividends on our common stock and common units and the temporary nature of recent reductions to such distributions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the timing of and our ability to complete our financing initiatives, including delivery deferrals for the UMS newbuildings, to address Teekay Parent’s and Teekay Offshore’s medium-term funding needs, including financing for existing growth projects; failure of lenders, bondholders, investors or other third parties to approve or agree to the proposed terms of our financing initiatives; failure to achieve or the delay in achieving expected benefits of such financing initiatives; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; potential inability to obtain charters for two UMS or financing related to UMS and towing vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential inability to negotiate and complete the proposed transactions relating to the Yamal LNG Project, including vessel orders and related financing; inherent uncertainties involving litigation and claims; conditions in the capital markets and lending markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2015. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2016

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 13 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at March 31, 2016, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (1)	Average Forward Rate (2)	Fair Value /
			Carrying Amount	Expected Maturity
			of Asset (Liability)(3)	2016(3)	2017(3)	2018(3)
			$	$	$	$
Euro	6,750	0.92	395	7,317	—	—
Norwegian Kroner	947,000	7.89	(5,337)	72,080	47,947	—
Singapore Dollar	19,637	1.36	88	14,469	—	—

			(4,854)	93,866	47,947	—

(1)	Foreign currency contract amounts in thousands.
(2)	Average forward rate represents the contractual amount of the foreign currency one U.S. Dollar will buy.
(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2016, we had Euro-denominated term loans of 219.3 million Euros ($249.6 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds. As at March 31, 2016, we were committed to the following cross currency swaps:

					Fair Value /
					Carrying
Notional	Notional	Floating Rate Receivable			Amount of
Amount	Amount	Reference		Fixed Rate	Asset /	Remaining
NOK	USD	Rate	Margin	Payable	(Liability)	Term (years)
600,000	101,351	NIBOR	5.75%	7.49%	(30,703)	0.8
700,000	125,000	NIBOR	5.25%	6.88%	(42,904)	1.1
800,000	143,536	NIBOR	4.75%	6.34%	(50,412)	1.8
900,000	150,000	NIBOR	4.35%	6.43%	(46,119)	2.4
1,000,000	162,200	NIBOR	4.25%	6.70%	(48,931)	2.8
1,000,000	134,000	NIBOR	3.70%	5.92%	(18,309)	4.1

					(237,378)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.

We are exposed to credit loss if the counterparties in our interest rate swap agreements fail to perform. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2016, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance of							Asset /
	2016	2017	2018	2019	2020	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	815.8	866.5	1,245.3	483.4	379.7	1,536.3	5,327.0	(5,059.5)	2.3%
Variable Rate (Euro)(3)(4)	11.9	16.9	135.0	9.6	10.3	65.9	249.6	(237.6)	1.4%
Variable Rate (NOK)(4)(5)	—	157.3	205.6	120.9	120.9	—	604.7	(513.0)	5.7%

Fixed-Rate Debt ($U.S.)	18.6	26.3	21.9	332.9	614.1	110.5	1,124.3	(827.3)	7.0%
Average Interest Rate	4.5%	2.4%	4.4%	5.7%	8.4%	4.8%	7.0%

Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	8.0	34.5	33.0	7.0	7.4	142.0	231.9	(231.9)	5.5%
Average Interest Rate(7)	5.5%	4.8%	6.2%	5.5%	5.5%	5.5%	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(8)	663.2	454.0	381.1	343.3	571.5	1,542.1	3,955.2	(402.3)	3.1%
Average Fixed Pay Rate(2)	2.9%	3.0%	2.3%	2.6%	2.8%	3.7%	3.1%
Contract Amount (Euro)(4)(9)	11.9	16.9	135.0	9.6	10.3	65.9	249.6	(40.4)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	2.6%	3.7%	3.7%	3.9%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of March 31, 2016, ranged from 0.30% to 3.95% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2016.
(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 7.49% and interest rate payments swapped from NIBOR plus margins between 3.70% to 5.75% and the transfer of principal fixed between $101.4 million to $162.2 million upon maturity in exchange for NOK 600 million to NOK 1 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)

The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG’s interest rate swaption agreements, whereby Teekay LNG has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercise their option, there will be cash settlements for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as of March 1, 2016 was a liability of 12.5 million.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the price of TIL’s common stock. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. As of March 31, 2016 the first two tranches have vested. The stock purchase warrants expire on January 23, 2019.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at March 31, 2016, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at March 31, 2016, we had no FFA commitments.

ITEM 4 - CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2016, we completed the implementation of our existing accounting system in several of the regions in which we operate, which is designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in the majority of the regions in which we operate during 2012. Although this 2016 implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended March 31, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH  31, 2016

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Part I, Item 1 – Financial Statements: Note 10d – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.

Damage to the Arendal Spirit UMS gangway may result in extended off-hire and may permit the charter to terminate the charter contract

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit UMS unit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. We are currently in the process of having the gangway replaced. Teekay Offshore estimates that the Arendal Spirit will be off-hire for a period of approximately two months in order to complete the gangway replacement. Such off-hire could adversely affect our operating results.

Teekay Offshore’s customers and/or agents may be involved in corrupt practices

Some of Teekay Offshore’s customers and/or agents operating in Brazil may be implicated in corrupt practices involving fraud, bribery or improper payments. Any adverse effect on Teekay Offshore’s customers or agents could harm its business or reputation.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013; AND

•	REGISTRATION STATEMENT ON FORM F-4 (NO. 333-211069) FILED WITH THE SEC ON MAY 2, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 31, 2016	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)